Exhibit 99.3

This Management’s Discussion and Analysis (“MD&A”) dated March 24, 2023 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2022 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “Annual Financial Statements”). The Annual Financial Statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Mexican pesos, European Union euros (“Euros” or “€”) or Australian dollars (“A$”). Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2022 (the “AIF”), is available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “potential”, “project”, “schedule”, “should”, “target”, "aim", “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include, but are not limited to, the following:

●	statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s future operations, including its employees and business;
●	the Company’s outlook for 2023 and future periods, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;
●	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;
●	estimated timing and conclusions of technical studies and evaluations;
●	the methods by which ore will be extracted or processed;
●	statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom;
●	statements about the Company's plans at the Hope Bay project;
●	statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;
●	statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof;
●	estimates of future mineral reserves, mineral resources, mineral production and sales;
●	the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;
●	estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;
●	statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;
●	statements regarding anticipated future exploration;
●	the anticipated timing of events with respect to the Company's mine sites;
●	statements regarding the sufficiency of the Company's cash resources;
●	statements regarding future activity with respect to the Company's unsecured revolving bank credit facility;

●	statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof.
●	anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;
●	estimates of future costs and other liabilities for environmental remediation; and
●	statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company;

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business and that there are no other significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, Agnico Eagle and others to such pandemic or other issues, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.

The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise expressly stated, milestones set out in this MD&A have not been based on a technical report under NI 43-101 (as defined below).

Meaning of “including” and “such as”: When used in this MD&A, the terms “including” and “such as” mean including and such as, without limitation.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in this MD&A have been prepared in accordance with the Canadian Security Administrators' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Effective February 25, 2019, the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS"), such as the Company, may still use NI 43-101 rather than the SEC's disclosure requirements when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this MD&A  may not be comparable to similar information disclosed by U.S. companies.

Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports in this MD&A are or will be economically or legally mineable.

Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

The mineral reserve and mineral resource data set out in this MD&A are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Mineral Reserves and Mineral Resources” in the AIF for additional information.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “sustaining capital expenditures”, “development capital expenditures”, “operating margin” and “gross (loss) profit” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the Annual Financial Statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations.  Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with the Merger to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with retrospective adjustments from the application of the IAS 16 amendments (which, among other things, clarified that pre-commercial revenues and production costs could not be recognized in the cost of property, plant and equipment, but must be recognized in the consolidated statements of income) and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced.  Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail about these reconciling items, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company's mining operations.  The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices.  Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.  Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates.  Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments.  This measure also does not include depreciation or amortization.

Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

In this MD&A, unless otherwise indicated, total cash cost per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

All-in sustaining costs (“AISC”) per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for this inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. The Company believes AISC per ounce is useful to help investors understand the costs associated with producing gold, assessing operating performance and the ability to generate free cashflow and overall value. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.

The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs per ounce of gold produced measure is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by‑product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets, self-insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods.  Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance.  Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers.  The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses).  This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals).  Management uses this measure internally for planning purposes and to forecast future operating results.  The Company believes that operating margin is a useful measure that reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gains and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, care and maintenance expenses, other income and expenses and income and mining tax expenses). This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Gross (loss) profit is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Gross profit is calculated by deducting amortization of property plant and mine development from operating margin. The measure represents the amount of revenues in excess of production costs and amortization of property plant and mine development and is used by management to assess past operational profitability and performance of the mining operations. Management also uses these measures to, and believes it is useful to investors so they can monitor the performance of the Company’s mining operations.  Management is aware, and investors should note, that the gross profit measure of performance can be impacted by fluctuations in processing levels, costs of gold produced and metal prices, management compensates for this inherent limitation by using this measure in conjunction with conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments, management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. Management believes that the distinction between sustaining and development capital expenditures is useful to investors as sustaining capital expenditures are a key component in the calculation of AISC per ounce. While the Company follows the WGC guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

Pro-forma production costs, pro-forma total cash costs per ounce of gold produced (on both co-product and by-product basis) and pro-forma sustaining capital expenditures are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. These measures are calculated in the same manner as the similar non-proforma measures described above and incorporate the pre-merger period for the Detour Lake, Macassa and Fosterville mines from the beginning of the year to the closing of the Merger on February 8, 2022, which was included as part of the guidance for the year. Management uses these measures to, and believes it is useful to investors so they can monitor the performance of the company against guidance, as previous guidance provided by the Company was on a full year basis for all mines. Management is aware and investors should note that given the nature of the adjustments and the fact that they pertain to a period before the Company controlled Kirkland certain amounts for the pre-Merger period may not be fully comparable when aggregated, management compensates for this inherent limitation by using this measure in conjunction with the similar non-proforma measures for the period.

Executive Summary

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico, with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper. In 2022, Agnico Eagle recorded production costs per ounce of gold of $843 and total cash costs per ounce of gold produced(i) of $793 on a by-product basis and $825 on a co-product basis on payable production of 3,135,007 ounces of gold. The average realized price(ii) of gold increased by 0.2% from $1,794 per ounce in 2021 to $1,797 per ounce of payable production in 2022.

Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential. The Company expects that the acquisition of Yamana Gold Inc.’s (“Yamana”) interests in its Canadian assets, including their 50% ownership of the Canadian Malartic complex will be completed in March 2023. The Company's 2022 results do not include any contribution from assets acquired in the Yamana Transaction (as defined below).

Highlights

●	On February 8, 2022, the Company completed the merger of equals (the "Merger") with Kirkland Lake Gold Ltd. (“Kirkland”).
●	Strong operational performance with payable production of 3,135,007 ounces of gold and production costs per ounce of gold of $843 during 2022.
●	Total cash costs per ounce of gold produced(i) in 2022 of $793 on a by-product basis and $825 on a co-product basis.
●	All-in sustaining costs per ounce of gold produced(iii) in 2022 of $1,109 on a by-product basis and $1,141 on a co-product basis.
●	Proven and probable gold reserves totaled 48.7 million ounces at December 31, 2022, a 9.0% increase compared with 44.6 million ounces at December 31, 2021 (the aggregate of Agnico Eagle’s and Kirkland’s pre-merger gold reserves on such date).
●	As at December 31, 2022, Agnico Eagle had strong liquidity with $668.5 million in cash and cash equivalents and short-term investments along with approximately $1.2 billion in undrawn credit lines.
●	The Company’s operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.
●	The Company continues to maintain its investment grade credit rating and believes it has adequate financial flexibility to finance capital requirements at its mines and development projects from operating cash flow, cash and cash equivalents, short-term investments and undrawn credit lines.
●	In February 2023, the Company declared a quarterly cash dividend of $0.40 per common share. Agnico Eagle has declared a cash dividend every year since 1983.

Notes:

(i)	Total cash costs per ounce of gold produced on both a by-product and co-product basis are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. See also "Note to Investors Concerning Certain Measures of Performance".
(ii)	Realized price is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. See “Note to Investors Concerning Certain Measures of Performance”.
(iii)	All-in sustaining costs per ounce of gold produced is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

Strategy

Agnico Eagle’s ability to consistently execute its business strategy has provided a solid foundation for growth.

The Company’s goals are to:

●	Deliver on performance and growth expectations: Ensure our existing portfolio delivers on expectations, lowers operational risk and generates free cash flow;
●	Build and maintain a high-quality project pipeline: Ensure we develop a best-in-class project pipeline to replenish reserves and production, while maintaining the quality, manageability and fit of our future portfolio;
●	Develop our people: Develop and provide growth opportunities for our people and provide the skills infrastructure to support the development of our operations and projects;
●	Operate in a socially responsible manner: Create value for our shareholders while operating in a safe, socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

These three pillars - performance, pipeline, people - form the basis of Agnico Eagle’s success and offer it a competitive advantage. By delivering on these pillars, the Company strives to continue to build its production base and generate increased value for shareholders, while operating in a safe, socially and environmentally responsible manner, as we contribute to the prosperity of our people, their families and the communities in which we operate.

2022 Developments

Acquisition of the Canadian Assets of Yamana

On November 8, 2022, the Company entered into an arrangement agreement with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American will acquire all of the issued and outstanding common shares of Yamana and Yamana will sell the subsidiaries and partnerships that hold Yamana's interests in its Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex (the “Yamana Transaction”).

The consideration paid by the Company in the Yamana Transaction will consist of US$1.0 billion in cash and 36,089,907 common shares of Agnico Eagle.

On January 31, 2023, Pan American and Yamana shareholders approved the Yamana Transaction at special meetings of their respective shareholders.  The Yamana Transaction is expected to close in March 2023, subject to approval from the Mexican Federal Economic Competition Commission and satisfaction or waiver of certain other closing conditions.  Following the closing of the Yamana Transaction, the Company will own 100% of the Canadian Malartic complex, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba.

Joint Venture Agreement with Teck Resources Limited (“Teck”)

On September 16, 2022 the Company agreed to subscribe to a 50% interest in Minas de San Nicolas, S.A.P.I de C.V (“MSN”), which owns the San Nicolas copper-zinc development project located in Zacatecas, Mexico (the “Transaction”). The Transaction is expected to close in the second quarter of 2023. As a result of the Transaction, the Company and Teck will become 50/50 joint venture partners in MSN.

Under the agreement, the Company will subscribe for $580 million of MSN shares, giving it a 50% interest in MSN. The subscription proceeds received from the Company will be used by MSN to fund the first $580 million of post-closing costs with subsequent funding to be contributed according to each partner's ownership percentage. The Company's contributions will be made as study and development costs are incurred.The Company's funding is expected to be approximately $50 million in the first two years following closing. The $580 million share subscription implies a notional $290 million acquisition cost to the Company for 50% of the San Nicolas project plus the contribution by the Company of 50% of the first $580 million of project costs for its own account. For governance purposes, upon closing of the Transaction, the Company is deemed to be a 50% shareholder in MSN.

Following closing, all project activities will be carried out by MSN. MSN is advancing an updated feasibility study and preparing to submit the Environmental Impact Assessment in the first half of 2023.  Teck and Agnico Eagle are committed to leveraging their complementary skill sets to advance the timely and prudent development of the San Nicolás project.

Normal Course Issuer Bid

On April 29, 2022, the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of intention to establish a normal course issuer bid (“NCIB”). The NCIB commenced on May 4, 2022 and will terminate on May 3, 2023, or such earlier date by which the Company has repurchased the maximum number of common shares authorized to be repurchased under the NCIB or on which the Company otherwise elects to terminate the NCIB. Under the NCIB, the Company is authorized to repurchase for cancellation up to a maximum of 22,785,308 common shares, representing 5% of the 455,706,160 common shares issued and outstanding as of April 28, 2022. However, the Company intends to repurchase a maximum of $500.0 million of its common shares under the NCIB.

Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange or any other eligible alternative Canadian trading system on which the Company’s common shares are traded, in each case, based on the prevailing market price of the Company’s common shares at the time of repurchase or such other price as may be permitted by the TSX, plus applicable brokerage fees. Under TSX rules, a maximum of 341,828 common shares may be repurchased by the Company on any one trading day under the NCIB program, except where repurchases are made in accordance with the “block purchase exception” of the TSX rules. The average daily trading volume for the year ended December 31, 2022 was 4,724,175 common shares. During the year ended December 31, 2022, the Company repurchased for cancellation an aggregate of 1,569,620 common shares at an average price of $44.53 per common share, for an aggregate cost of approximately $69.9 million.

Merger with Kirkland Lake Gold Ltd.

On February 8, 2022, the Company combined with Kirkland in a merger of equals (the “Merger”) and continued under the name “Agnico Eagle Mines Limited”. Under the Merger, Agnico acquired 100% of the issued and outstanding Kirkland shares. Each Kirkland shareholder received 0.7935 common shares of Agnico for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico common shares. Agnico began consolidating the operating results, cash flows and net assets of Kirkland from February 8, 2022. Kirkland is now a subsidiary of Agnico Eagle. Kirkland was a publicly traded mining company with ownership interests in the Detour Lake and Macassa mines in Ontario, Canada and the Fosterville mine in Australia.

Inflationary Cost Environment

In 2022, the Company experienced several cost increases as a result of inflation. These included increases to labour, energy and reagent costs. Notable increases in costs included: an increase in the electricity price per megawatt-hour of over 180%

year-over-year at the Kittila mine and an increase in the cost of reagents, such as cyanide, of 30% year-over-year. The Company's expectation for the cost of diesel has also increased over 30% year-over-year. Labour costs, including both internal personnel across all of its operations and contractors, have also seen a year-over-year increase, with the cost of employees increasing approximately 4.5% across the Company’s operations.

The Company’s focus will continue to be on increasing operational efficiencies and cost optimization at all mining operations.  Procurement synergies, related to the Merger, have partially helped to offset some of the impacts of inflation. Procurement efforts have mostly been focused on Canada where the majority of the Company's operations are located, however, the Company still looks to obtain further procurement benefits at its operations in other regions. While the Company continues to monitor and maintain the flow of critical inputs and is generally optimistic concerning the continued improvement of global logistics, it has not forecast any significant reduction in input prices for 2023.

Portfolio Overview

Canada - LaRonde Complex

The 100% owned LaRonde Complex in northwestern Quebec, includes the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The LaRonde mine is the Company’s oldest operating mine and achieved commercial production in 1988.  In 2003, the Company acquired LZ5, which lies adjacent to and west of the LaRonde mine and was an open pit operation under a previous operator. The LZ5 mine achieved commercial production in June 2018 as an underground operation with ore processed at the LaRonde Complex' processing facilities.

Ore is processed at the LaRonde mineral processing plant, which includes copper and zinc flotation circuits as well as precious metals recovery and refining facilities. The processing plant produces doré bars containing gold and silver, as well as zinc and copper concentrates with additional gold and silver. The plant has a daily capacity of 7,000 tonnes of ore and has been expanded four times since it opened in 1988. In addition, a dedicated 2,000-tonnes/day carbon-in-leach processing facility treats ore trucked from the LZ5 mine and refines its concentrates into doré bars.

LaRonde Mine

The LaRonde mine extension, the portion of the mine below level 245, achieved commercial production in December 2011, and under current mine plans is expected to be in production through 2036. Access to LaRonde’s underground mining operation is through the 2,250-metre-deep Penna Shaft, which was completed in 2000.

The LaRonde mine has gradually been implementing automation for its production activities and is increasingly relying on this technology.

The risk of more frequent and larger seismic events has increased as the Company mines deeper at LaRonde. The Company continues to adjust its mining methods, ground support and protocols to address seismic activity in the deeper portions of the mine, refer to the operations outlook section below for additional details.

The LaRonde mine's proven and probable mineral reserves were approximately 2.5 million ounces at December 31, 2022.

LaRonde Zone 5 Mine

In 2003, the Company acquired the Bousquet property, which adjoins the LaRonde mine to the west and hosts the Bousquet Zone 5 deposit. Commercial production at LZ5 was achieved in June 2018 and, under current mine plans, is expected to be in production through 2032. LZ5 is mined from underground ramp access.

The LZ5 mine has gradually been implementing automation for its production activities and is increasingly relying on this technology.

The LZ5 mine’s proven and probable mineral reserves were approximately 0.7 million ounces at December 31, 2022.

Canada - Canadian Malartic Complex

In 2014, Agnico Eagle and Yamana jointly acquired Osisko Mining Corporation, now Canadian Malartic Corporation (“CMC”). As a result, Agnico Eagle and Yamana each own 50% of CMC and Canadian Malartic General Partnership (the “Partnership”), a general partnership which now holds the Canadian Malartic complex in northwestern Quebec. The Canadian Malartic complex is located within the town of Malartic, Quebec, approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda.

In mid-2020, the Partnership approved the start of construction of surface infrastructure and an underground exploration ramp into the East Gouldie, Odyssey and East Malartic zones, collectively known as the Odyssey project. The Odyssey project was approved for construction in 2021. Under current mine plans, the Company expects the mine will be in production through 2039.

Canadian Malartic has historicaly been a large open-pit operation using large-scale excavators and trucks which the Company expects to be mined out in late 2023. Mining at the Odyssey project will be done using underground methods. The mine design at the Odyssey project includes a 1,800 metre deep production-services shaft with an expected capacity of approximately 20,000 tonnes per day.

Ore is processed at the Canadian Malartic mineral processing complex, which has a 60,000 tonnes per day nominal throughput capacity.

Following the closing of the Yamana Transaction, the Company will own 100% of the Canadian Malartic complex. See “2022 Developments - Acquisition of the Canadian Assets of Yamana” above.

Agnico Eagle’s attributable share of proven and probable mineral reserves at December 31, 2022 at the Canadian Malartic Complex were approximately 1.6 million ounces.

Canada - Goldex mine

The 100% owned Goldex mine is located in the city of Val d'Or in northwestern Quebec, 60 km east of the Company's LaRonde Complex, and achieved commercial production from the M and E satellite zones in October 2013.  The Deep 1 Zone achieved commercial production in July 2017. Production from the Deep 1 Zone is expected to extend Goldex's mine life through 2031 under current mine plans.

Ore from the Goldex mine is treated using a two-stage crushing process, followed by a two-stage grinding circuit that consists of a semi-autogenous grinding mill and a ball mill, and achieved an average of 8,055 tonnes per day in 2022.

During the second quarter of 2022, the Company approved the development of the Akasaba West project.  The Akasaba West project is located approximately 30 kilometers from the Goldex mine and is expected to contribute approximately 1,500 tonnes of ore per day. The Company has completed the main activities to prepare the site for production, such as the removal of overburden and the installation of surface infrastructure.

The Goldex mine’s proven and probable mineral reserves were approximately 1.0 million ounces at December 31, 2022. The Akasaba West project's proven and probable mineral reserves were approximately 0.1 million ounces at December 31, 2022.

Canada - Meliadine Mine

In 2010, Agnico Eagle acquired its 100% interest in the Meliadine mine project in Nunavut, Canada through its acquisition of Comaplex Minerals Corp. The Meliadine mine is located near the western shore of Hudson Bay in the Kivalliq region of Nunavut, approximately 25 kilometres north of the hamlet of Rankin Inlet and 290 kilometres southeast of the Meadowbank Complex.

Commercial production was achieved at the Meliadine mine in May 2019. In 2020, the Company’s Board of Directors (“Board”) approved the Phase 2 expansion at Meliadine which accelerated the development of the Tiriganiaq open pit, where commercial production was achieved in 2021.  Under current mine plans, the Meliadine mine is expected to be in production through 2032.

Over the course of its operations, mining at Meliadine will be carried out through ten open pits and two underground mining operations.  Underground access is by decline, with long-hole mining methods. The mill employs a conventional gold circuit comprising crushing, grinding, gravity separation and cyanide leaching with a carbon-in-leach circuit, followed by cyanide destruction and filtration of the tailings for dry stacking.  In 2022, milling rates averaged 4,814 tonnes per day. The Phase 2 mill expansion project, with targeted completion in mid-2024, is expected to increase throughput to 6,000 tonnes per day.

Due to the COVID-19 Omicron variant outbreak in December 2021, the mine focused on production and reduced the level of some supporting activities, including underground development, which affected the mining sequence in early 2022.  As of mid-January 2022, the mine had returned to normal operating levels.

The Meliadine mine’s proven and probable mineral reserves were approximately 3.8 million ounces at December 31, 2022.

Canada - Meadowbank Complex

In 2007, the Company acquired Cumberland Resources Ltd., which held a 100% interest in the Meadowbank gold project in Nunavut, Canada. Commercial production was achieved at the Meadowbank mine in March 2010. Mining operations at the Meadowbank site ceased in 2019, but the Meadowbank mill and other infrastructure remain active in support of operations at the Amaruq deposit.

The 100% owned Amaruq deposit is located approximately 50 kilometres northwest of the Meadowbank mine and was approved for development in 2016. A 64-kilometre road from the Meadowbank site to the Amaruq deposit was completed in August 2017 and it was widened for ore haulage in November 2018. Ore from the Amaruq satellite deposit is hauled to the Meadowbank mill using long haul off-road type trucks. Commercial production was achieved at the Amaruq satellite deposit in September 2019 and at the Amaruq underground deposit in August 2022. Under current mine plans, the Amaruq deposit is expected to be in production through 2026.

The Amaruq mining operation uses the existing infrastructure at the Meadowbank mine, including mill, tailings facilities, camp and airstrip. The process design at the Meadowbank mill consists of two-stage crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp circuit with a current capacity of 9,840 tonnes processed per day.

Due to the COVID-19 Omicron variant outbreak in December 2021, activities at the Meadowbank Complex were reduced to essential services as of December 22, 2021. Production activities were restarted in mid-January 2022 and gradually ramped-up to normal operating levels into February 2022.

The Meadowbank Complex’s proven and probable mineral reserves were approximately 2.2 million ounces at December 31, 2022.

Canada - Hope Bay Project

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC for consideration of approximately $226.0 million, consisting primarily of cash used to purchase all outstanding shares of TMAC.

With the acquisition of TMAC, the Company acquired a 100% interest in the Hope Bay Property, which is located in the Kitikmeot region of Nunavut.  The 80-kilometer long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston), with historical mineral reserves and mineral resources and over 90 regional exploration targets.

In late September 2021 and again in mid-October 2021, there were a significant number of COVID-19 cases identified at site. As a precautionary measure, the Company decided to suspend mining and milling operations. The Company started to ramp-up exploration and underground activities in mid-November 2021.  However, with increasing cases of COVID-19 in December 2021, the Company again reduced all activities at site to essential services only.

The Company determined in February 2022 that production activities at the Hope Bay project will be suspended for the remainder of 2022 and 2023 and the Company’s primary focus during this time will be accelerating exploration and the evaluation of larger production scenarios.

The Hope Bay project’s proven and probable mineral reserves were approximately 3.4 million ounces at December 31, 2022.

Finland - Kittila Mine

The 100% owned Kittila mine in northern Finland was added to the Company’s portfolio through the acquisition of Riddarhyttan Resources AB in 2005. The Kittila mine is located in the Lapland region of northern Finland, approximately 900 km north of Helsinki and 150 km north of the Arctic Circle. Construction at the Kittila mine was completed in 2008 and commercial production was achieved in May 2009. Under current mine plans, the Kittila mine is expected to be in production through 2034.

In February 2018, the Board approved an expansion to increase throughput rates at Kittila to 2.0 million tonnes per annum (“mtpa”) from the current rate of 1.6 mtpa. This expansion includes the construction of a 1,044-metre deep shaft, a processing plant expansion as well as other infrastructure and service upgrades.

The expansion project is expected to increase the efficiency of the mine and maintain or decrease operating costs while providing access to the deeper mining horizons. In addition, the shaft is expected to provide access to the mineral resources located below 1,150 metres depth, where recent exploration programs have shown promising results. Shaft sinking was completed in the third quarter of 2022 and the focus shifted to the installation of the production and service hoists and the completion of the S1000 level.  The commissioning of the production hoist is expected to be completed in the first quarter of 2023. The construction of a nitrogen removal plant was completed in the third quarter and commissioned in the fourth quarter of of 2022.

Ore is treated by grinding, flotation, pressure oxidation, and carbon-in-leach circuits.  Ore is processed in a surface processing plant with a current capacity of 6,000 tonnes per day.

In May 2020, the Regional State Administrative Agency of Northern Finland (the “RSAA”) granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that allowed Agnico Finland to enlarge its second carbon-in-leach (“CIL2”) tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court (the “VAC”) by a third party. In July 2022, the appeals were granted, in part, with the result that the permits were returned for reconsideration to the RSAA.

In August 2022, Agnico Finland appealed the decisions of the VAC to the Supreme Administrative Court of Finland (the “SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland's appeal.

On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission levels for the year 2022. The SAC's interim decision did not restore Agnico Finland's authorization to expand the mine to 2.0 Mtpa, Agnico Finland expects a final decision from the SAC in late 2023. Until then, Agnico Finland will rely on the current mining permit of 1.6 Mtpa while retaining operational flexibility to reach 2.0 Mtpa volume in the event of a positive final decision by the SAC.

Proven and probable mineral reserves at the Kittila mine were approximately 3.7 million ounces at December 31, 2022.

Canada - Detour Lake Mine

The Detour Lake open pit mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt.  The Company acquired its 100% interest in the Detour Lake mine on February 8, 2022 as a result of the Merger and, under current mine plans, it is expected to be in production through 2050.

Conventional truck-shovel open pit mining methods are used to mine the Detour Lake deposit, using large scale equipment. The milling operation uses a conventional crushing, grinding, gravity, cyanidation and carbon-in-pulp processing facility currently operating at approximately 24 million tonnes per year, with growth to 28 million tonnes per year targeted by 2025.

The West Detour project is a proposed expansion of the Detour Lake mine. The project is intended to provide additional ore to feed the existing Detour Lake processing plant by developing two satellite open pits and the additional westward expansion of the currently operating open pit.

The Detour Lake mine’s proven and probable mineral reserves were approximately 20.7 million ounces at December 31, 2022.

Canada - Macassa Mine

The 100% owned Macassa mine is located in the historic gold mining region of Kirkland Lake, Ontario. Production at Macassa first commenced in 1933, with the mine being operated continuously until 1999, when operations were suspended due to low gold prices. Production resumed in 2002 with the discovery of the South Mine Complex (“SMC”) in 2005. The SMC is a high-grade zone that resulted in significant grade improvement at the mine and an increase in production levels above historic averages. Macassa was among the first mines globally to introduce battery-electric vehicles in 2012. The Company acquired its interest in the Macassa mine on February 8, 2022 as a result of the Merger and, under current mine plans, it is expected to be in production through 2029.

The mine is located in an area with well-developed infrastructure, including a provincial highway, a railway system and a private airport. Macassa is primarily mined from underground shaft access The Company is evaluating the potential to source additional production from near surface deposits at Macassa and the neighbouring Amalgamated Kirkland deposit. Both of these areas are accessible from a shallow ramp at the Macassa mine.

In January 2018, plans were announced to sink a new shaft at the Macassa mine. The 21.5-foot diameter, concrete-lined shaft is expected to offer several important benefits to the mine, including: enabling more effective underground exploration to the east of the SMC; improving ventilation and general working conditions in the mine; and supporting higher levels of production and lower unit costs. The new four-compartment shaft will have a total hoisting capacity of 4,000 tonnes per day (ore and waste) and is an important component of the plan to increase production at Macassa with a target to produce approximately 255,000 to 275,000 ounces in 2024.

Ore is processed on-site at the Macassa mill which has capacity to process 1,650 tonnes of ore per day.

The Macassa mine’s proven and probable mineral reserves were approximately 1.9 million ounces at December 31, 2022.

Canada - Kirkland Lake Assets

On March 28, 2018, the Company acquired the 50% of the Canadian exploration assets (the "CMC Exploration Assets") of CMC that it did not previously own, including the Kirkland Lake and Hammond Reef gold projects, resulting in Agnico Eagle’s 100% ownership of the assets. The transaction did not affect the ownership of the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway and East Amphi properties, which will continue to be jointly owned and operated by the Company and Yamana through CMC and the Partnership until the closing of the Yamana Transaction.

Canada - Kirkland Lake Project

The Kirkland Lake project is comprised of the Upper Canada and Upper Beaver properties. The Upper Beaver deposit is located approximately 27 km from the Macassa mine. The Upper Canada deposit lies approximately 6 km southwest of the Upper Beaver property, and 1.6 km north of the main Larder Lake-Cadillac Deformation Zone, within a 300- to 400-metre-wide strongly altered deformation corridor. The properties lie within the southern Abitibi Greenstone Belt of the Superior Province of the Canadian Shield, approximately 110 km west of Agnico Eagle's LaRonde mine.

The Upper Beaver deposit’s proven and probable mineral reserves were approximately 1.4 million ounces at December 31, 2022.  No proven and probable mineral reserves have been declared at the Upper Canada project.

Canada - Hammond Reef Project

The 100% owned Hammond Reef property in northwestern Ontario covers approximately 32,070 hectares and is located approximately 260 kilometres west of Thunder Bay.  The property is accessible via secondary gravel roads from the town of Atikokan, which is located approximately 30 kilometres to the southwest.

The Hammond Reef deposit is a high tonnage, low grade gold deposit that is primarily hosted in variably sheared and altered granitoid rocks. Gold mineralization is typically associated with fine grained pyrite mineralization that is often associated with fractures, veinlets and veins filled with various combinations of chlorite, calcite and quartz.

In January 2020, the Company purchased a 2% NSR royalty on the Hammond Reef project from Kinross Gold Corporation for $12.0 million. The property remains subject to a 2% NSR royalty held by Osisko Royalties.

A positive internal technical evaluation at Hammond Reef was completed by the Company in 2020, which resulted in the declaration of the first mineral reserves for the project on December 31, 2020. The Hammond Reef deposit's proven and probable mineral reserves were approximately 3.3 million ounces at December 31, 2022.

Australia - Fosterville Mine

The Fosterville mine is located approximately 20 kilometres northeast of the city of Bendigo and 130 kilometres north of the city of Melbourne in Victoria, Australia. Kirkland acquired the Fosterville mine as part of a business combination with Newmarket Gold Inc. in November 2016. The Company acquired its 100% interest in the Fosterville mine on February 8, 2022 as a result of the Merger and, under current mine plans, it is expected to be in production through 2031.

The mine is located in an area with well-developed infrastructure and is accessible by paved roads. Access to the underground workings is through two portals, located in the Ellesmere and Falcon open pits  Underground mining is conducted using a conventional fleet including jumbo trucks, production drills, loaders, trucks and ancillary equipment. Open cut mining (when required) is conducted using a conventional fleet including excavators and trucks with a contract mining fleet and workforce. Ore is processed at the Fosterville mill which has a capacity of 2,275 tonnes per day.

The Fosterville property includes approximately 1,400 sq. km of additional land package with numerous brownfield and greenfield exploration targets that are a key aspect of the Company's ongoing exploration efforts.

The Fosterville mine’s proven and probable mineral reserves were approximately 1.7 million ounces at December 31, 2022.

Mexico - Pinos Altos Mine

In 2006, the Company completed the acquisition of the Pinos Altos property in northern Mexico, which was then an advanced stage exploration property. Commercial production was achieved at the Pinos Altos mine in November 2009 and, under current mine plans, the mine is expected to be in production through 2028. A shaft sinking project was completed in June 2016 at the Pinos Altos mine and during 2018, the site transitioned into being a predominantly underground mining operation.

In 2020, the Company started underground and open pit production at Sinter, located approximately 2 kilometres northwest of the Pinos Altos minesite and depleted the Bravo Pit at Creston Mascota in the third quarter of 2020, with residual gold leaching continuing through 2022.

Pre-production activities at the Cubiro deposit continued in the fourth quarter of 2022 and initial production is expected in the second half of 2023.  Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations.

At Reyna de Plata, open pit pre-stripping activities at Pit 1 were completed in the fourth quarter of 2022 and ore production commenced as planned.

Ore from the Pinos Altos mine is treated by one of two processes: conventional processing in a mill for higher-grade ore; and heap-leaching for lower grade ore. The conventional, 5,500-tonnes/day processing plant includes circuits for crushing, grinding, gravity concentration and agitated leaching followed by counter-current decantation.

The Pinos Altos mine’s proven and probable mineral reserves (including satellite deposits) were approximately 0.7 million ounces at December 31, 2022.

Mexico - La India Mine

Agnico Eagle acquired 100% of Grayd Resource Corporation (“Grayd”) in January 2012, which owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine and approximately 200 km east of Hermosillo in Sonora, northern Mexico. Commercial production was achieved in February 2014 and, under current mine plans, the La India mine is expected to be in production through 2024.

The La India mine is a collection of deposits grouped into three open pits – North, La India (Central) and Main – that provide ore for a heap leach pad located just west of the North pit. Operations use traditional open pit mining techniques.

In 2022, ore production transitioned from the depleted Main Zone pit to the La India and the El Realito pits, resulting in higher gold grades and a higher stripping ratio.

La India’s processing flow includes a three-stage crushing process followed by a heap leach operation. The plant is designed to process leach flows from up to 16,438 tonnes per day.

The La India mine’s proven and probable mineral reserves (including satellite deposits) were approximately 0.1 million ounces at December 31, 2022.

Key Performance Drivers

The key drivers of financial performance for Agnico Eagle until the year-ended December 31, 2022 include:

●	the spot price of gold, silver, zinc and copper;
●	production volumes;
●	production costs; and
●	US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro exchange rates and US dollar/Mexican peso exchange rates

Details on future drivers of financial performance are discussed in the Outlook section of this MD&A.

Spot Price of Gold, Silver, Zinc and Copper

GOLD ($ per ounce)

	2022	2021	% Change
High price	$2,039	$1,943	4.9%
Low price	$1,629	$1,684	(3.3)%
Average market price	$1,800	$1,799	0.1%
Average realized price	$1,797	$1,794	0.2%

In 2022, the average market price per ounce of gold was 0.1% higher than in 2021. The Company’s average realized price per ounce of gold in 2022 was 0.2% higher than in 2021.

SILVER ($ per ounce)

	2022	2021	% Change
High price	$26.18	$29.59	(11.5)%
Low price	$17.77	$21.53	(17.5)%
Average market price	$21.73	$25.14	(13.6)%
Average realized price	$21.63	$25.07	(13.7)%

In 2022, the average market price per ounce of silver was 13.6% lower than in 2021. The Company's average realized price per ounce of silver in 2022 was 13.7% lower than in 2021.

ZINC ($ per tonne)	COPPER ($ per tonne)

Agnico Eagle’s average realized price year-over-year for zinc increased by 16.7% and the average realized price year-over-year for copper decreased by 13.8%.

By-product metals are mainly produced by the LaRonde mine (silver, zinc and copper) and the Pinos Altos mine (silver). Net by-product (primarily silver, zinc and copper) revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis.

Production Volumes and Costs

Changes in production volumes have a direct impact on the Company’s financial results. Total payable production of gold was 3,135,007 ounces in 2022, an increase of 50.3% compared with 2,086,405 ounces in 2021. The increase was primarily due to the contribution of production volumes from the Detour Lake, Fosterville and Macassa mines following the Merger and the ramp-up of production at the Amaruq deposit. Partially offsetting the overall increase in gold production was a decrease in gold production at the Hope Bay project following the decision to dedicate the site infrastructure to exploration activities, and lower production at Pinos Altos and Kittila mines as a result of lower mill throughput.

Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

The exchange rate of the Canadian dollar, Australian dollar, Euro and Mexican peso relative to the US dollar is an important financial driver for the Company for the following reasons:

●	all revenues are earned in US dollars;
●	a significant portion of operating costs at the LaRonde, Canadian Malartic and Meadowbank complexes, Detour Lake, Macassa, Meliadine and Goldex mines are incurred in Canadian dollars;
●	a significant portion of operating costs at the Fosterville mine are incurred in Australian dollars;
●	a significant portion of operating costs at the Kittila mine are incurred in Euros, and
●	a significant portion of operating costs at the Pinos Altos and La India mines are incurred in Mexican pesos.

The Company mitigates part of its foreign currency exposure by using currency hedging strategies.

CANADIAN DOLLAR	AUSTRALIAN DOLLAR

MEXICAN PESO	EURO

On average, the Canadian dollar, Australian dollar and Euro weakened relative to the US dollar in 2022 compared to 2021 decreasing costs denominated in local currency when translated to US dollars for reporting purposes, while the Mexican Peso strengthened relative to the US dollar in 2022 compared with 2021, increasing costs denominated in the local currency when translated into US dollars for reporting purposes.

Results of Operations

Agnico Eagle reported net income of $670.2 million, or $1.53 per share, in 2022 compared with net income of $561.9 million, or $2.31 per share, in 2021 and net income of $511.6 million, or $2.12 per share in 2020. Agnico Eagle reported adjusted net income(i) of $1,003.6 million, or $2.29 per share(i), in 2022 compared with adjusted net income of $608.0 million, or $2.49 per share, in 2021 and adjusted net income of $451.6 million, or $1.87 per share in 2020. In 2022, operating margin(ii) increased to $3,097.8 million from $2,096.5 million in 2021. In 2020, operating margin was $1,714.0 million.

Revenues from Mining Operations

Revenues from mining operations increased by $1,871.5 million, or 48.4%, to $5,741.2 million in 2022 from $3,869.6 million in 2021 primarily due to a 51.3% increase in the sales volume of gold(iii) mainly due to the contribution of gold sales from the Detour Lake, Fosterville and Macassa mines following the Merger, partially offset by lower sales volume from the Hope Bay project, LaRonde and Canadian Malartic complexes and Pinos Altos mine. Revenues from mining operations were $3,138.1 million in 2020.

Sales of precious metals (gold and silver) accounted for 99.5% of revenues from mining operations in 2022, an increase from 99% in 2021. The increase is attributed to the contribution of gold and silver sales from the Detour Lake, Fosterville and Macassa mines following the Merger. Sales of precious metals (gold and silver) accounted for 99.5% of revenues in 2020.

The table below sets out revenues from mining operations, production volumes and sales volumes by metal:

	2022	2021	2020

Revenues from mining operations:	(thousands of United States dollars)
Gold	$5,656,201	$3,760,821	$3,047,344
Silver	55,212	69,694	74,025
Zinc	9,390	16,304	1,970
Copper	20,359	22,806	14,774
Total revenues from mining operations	$5,741,162	$3,869,625	$3,138,113
Payable production:
Gold (ounces)	3,135,007	2,086,405	1,736,568
Silver (thousands of ounces)	2,292	2,607	3,365
Zinc (tonnes)	8,195	8,837	6,259
Copper (tonnes)	2,901	2,955	3,069
Payable metal sold:
Gold (ounces)	3,148,593	2,080,631	1,724,538
Silver (thousands of ounces)	2,354	2,609	3,481
Zinc (tonnes)	6,727	10,803	5,010
Copper (tonnes)	2,916	2,973	3,062

Revenues from gold increased by $1,895.4 million or 50.4% in 2022 compared with 2021 primarily due to a 51.3% increase in the sales volume of gold(iii) primarily from the contribution of gold sales from the Detour Lake, Fosterville and Macassa mines following the Merger. The Company’s average realized price of gold increased slightly to $1,797 in 2022 compared to $1,794 in 2021, and the sales volume of gold increased to 3,135,007 ounces in 2022 compared to 2,086,405(iii) ounces in 2021.

Revenues from silver decreased by $14.5 million or 20.8% in 2022 compared with 2021 primarily due to a 13.7% decrease in the average realized price of silver and a 9.8% decrease in the sales volume of silver between periods. Revenues from zinc decreased by $6.9 million or 42.4% in 2022 compared with 2021 primarily due to a 37.7% decrease in the sales volume of zinc between periods. Revenues from copper decreased by $2.4 million or 10.7% in 2022 compared with 2021 primarily due to a 13.8% decrease in the average realized price of copper between periods.

Notes:

(i)	Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to net income and net income per share see "Non-GAAP Financial Performance Measures" below. See also "Note to Investors Concerning Certain Measures of Performance".
(ii)	Operating margin is a non-GAAP measure that is not a standardized financial measure under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to net income see "Non-GAAP Financial Performance Measures" below. See also "Note to Investors Concerning Certain Measures of Performance".
(iii)	Excluding ounces from pre-commercial production for the years ended December 31, 2021 and 2020.

Production Costs

Production costs increased to $2,643.3 million in 2022 compared with $1,773.1 million in 2021 primarily due to the contribution of production costs from the Detour Lake, Fosterville and Macassa mines following the Merger, higher logistics costs at the Nunavut mines and the rehandling costs resulting from consumption of stockpiles and timing of inventory sales at the Kittila mine. Partially offsetting the overall increase in production costs was the ceasing of production activities at the Hope Bay project to focus on exploration activities. Production costs were $1,424.2 million in 2020.

The table below sets out production costs by mine:

	2022	2021	2020

	(thousands of United States dollars)
LaRonde mine	$213,393	$232,392	$169,824
LaRonde Zone 5 mine	72,096	56,380	47,899
LaRonde complex	285,489	288,772	217,723
Canadian Malartic complex (attributable 50%)	235,735	242,589	195,312
Goldex mine	103,830	96,181	82,654
Meliadine mine	318,141	250,822	245,700
Meadowbank complex	442,681	408,863	284,976
Hope Bay project	—	83,118	—
Kittila mine	210,661	192,742	169,884
Detour Lake mine	489,703	—	—
Macassa mine	129,774	—	—
Fosterville mine	204,649	—	—
Pinos Altos mine	144,489	141,488	124,678
Creston Mascota mine	1,943	8,165	35,088
La India mine	76,226	60,381	68,137
Total production costs	$2,643,321	$1,773,121	$1,424,152

Production costs at the LaRonde mine were $213.4 million in 2022, a 8.2% decrease compared with 2021 production costs of $232.4 million. The decrease was primarily due to the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods. During 2022, the LaRonde mine processed an average of 4,575 tonnes of ore per day compared with 5,033 tonnes of ore per day during 2021. Production costs per tonne increased to C$166 in 2022 compared with C$159 in 2021 primarily due to fewer tonnes processed resulting from lower development rates in the underground mine from increased supplemental ground support requirements at the East mine and revised seismic protocols, partially offset by the timing of inventory sales. Minesite costs per tonne(i) increased to C$162 in 2022 compared with C$140 in 2021 primarily due to such lower throughput.

Production costs at the LZ5 mine were $72.1 million in 2022, a 27.9% increase compared with $56.4 million in 2021 primarily due to higher underground mining and milling costs partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2022, the LZ5 mine processed an average of 3,140 tonnes of ore per day compared with 3,079 tonnes of ore per day during 2021. Production costs per tonne increased to C$82 in 2022 compared with C$63 in 2021 primarily due to higher production costs as noted above. Minesite costs per tonne increased to C$81 in 2022 compared with C$65 in 2021 primarily due to higher production costs.

Attributable production costs at the Canadian Malartic complex were $235.7 million in 2022, a 2.8% decrease compared with 2021 production costs of $242.6 million, primarily due to lower milling costs from the planned reduction in mill throughput levels in an effort to optimize the production profile and cash flows during the transition to the underground Odyssey project and the weakening of the Canadian dollar relative to the US dollar between periods. During 2022, the Canadian Malartic complex processed an average of 53,534 tonnes of ore per day on a 100% basis compared with 60,986 tonnes of ore per day in 2021. Production costs per tonne and minesite costs per tonne increased to C$31 in 2022 compared with C$28 in 2021, primarily due to such lower throughput, partially offset by lower production costs.  Minesite costs per tonne increased to C$35 in 2022 compared with C$28 in 2021 primarily due to the factors noted above.

Production costs at the Goldex mine were $103.8 million in 2022, a 8.0% increase compared with $96.2 million in 2021 primarily due to higher underground mining and milling costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. During 2022, the Goldex mine processed an average of 8,055 tonnes of ore per day compared with 7,874 tonnes of ore per day during 2021. Production costs per tonne increased to C$46 in 2022 compared to C$42 in 2021 primarily due to higher production costs, partially offset by higher throughput. Minesite cost per tonne increased to C$47 in 2022 compared with C$42 in 2021 primarily due to higher production costs as noted above.

Production costs at the Meliadine mine were $318.1 million in 2022, a 26.8% increase compared with 2021 production costs of $250.8 million primarily due to higher mining and logistics costs and the timing of inventory sales, partially offset by an increase in capitalized deferred stripping costs and the weakening of the Canadian dollar relative to the US dollar between periods. During 2022, the Meliadine mine processed an average of 4,814 tonnes per day compared with 4,698 tonnes of ore per day during 2021. The increase in throughput was primarily due to the impact of the COVID-19 Omicron variant outbreak in December 2021. Production costs per tonne increased to C$232 in 2022 compared with C$210 in 2021, primarily due to higher production costs. Minesite costs per tonne increased to C$234 in 2022 compared with C$206 in 2021 primarily due to the factors noted above.

Production costs at the Meadowbank Complex were $442.7 million in 2022, a 8.3% increase compared with 2021 production costs of $408.9 million, primarily due to an increase in logistics and mining costs, partially offset by an increase in capitalized deferred stripping costs, timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods. During 2022, the Meadowbank Complex processed an average of 10,244 tonnes of ore per day compared with 9,782 tonnes of ore per day during 2021. The increase in throughput was primarily due to the impact of the COVID-19 Omicron variant outbreak in December 2021, which resulted in a suspension of mining operations. Production costs per tonne increased to C$154 in 2022 compared with C$145 in 2021, due to higher production costs, partially offset by an increase in throughput. Minesite costs per tonne increased to C$157 in 2022 compared with C$143 in 2021 primarily due to the factors noted above.

The Company completed the acquisition of TMAC Resources Inc. on February 2, 2021. In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay project. As a precautionary measure, the Company decided to suspend mining and milling operations. The Company started to ramp-up exploration and underground activities in mid-November 2021, however, with increasing cases of COVID-19 in December 2021, the Company again reduced all activities at site to essential services only. In 2022 and 2023, production activities will remain suspended and the primary focus will be on accelerating exploration and the evaluation of potentially larger production scenarios.

Production costs at the Kittila mine were $210.7 million in 2022, a 9.3% increase compared with 2021 production costs of $192.7 million, primarily due to higher milling costs and the timing of inventory sales, partially offset by the weakening of the Euro relative to the US dollar between periods and lower mining costs. During 2022, the Kittila mine processed an average of 5,274 tonnes of ore per day compared with 5,622 tonnes of ore per day during 2021. Production costs per tonne increased to €103 in 2022 compared with €80 in 2021 due to higher processing costs and lower throughput between periods. Minesite costs per tonne increased to €101 in 2022 compared with €82 in 2021 due to the factors noted above.

Production costs at the Detour Lake mine were $489.7 million in 2022. During 2022, the Detour Lake mine processed an average of 69,667 tonnes of ore per day. Production costs per tonne were C$28 and minesite costs per tonne were C$25 in 2022. The Company acquired the Detour Lake mine on February 8, 2022 as a result of the Merger.

Production costs at the Macassa mine were $129.8 million  in 2022. During 2022, the Macassa mine processed an average of 856 tonnes of ore per day. Production costs per tonne were C$602 and minesite costs per tonne were C$577 in 2022. The Company acquired the Detour Lake mine on February 8, 2022 as a result of the Merger.

Production costs at the Fosterville mine were $204.6 million  in 2022. During 2022, the Fosterville mine processed an average of 1,602 tonnes of ore per day. Production costs per tonne were A$561 and minesite costs per tonne were A$356 in 2022. The Company acquired the Detour Lake mine on February 8, 2022 as a result of the Merger.

Production costs at the Pinos Altos mine were $144.5 million in 2022, a 2.1% increase compared with 2021 production costs of $141.5 million, primarily due to the timing of inventory sales and the strengthening of the Mexican Peso relative to the US dollar between periods. During 2022, the Pinos Altos mine processed an average of 4,137 tonnes of ore per day compared with 5,205 tonnes of ore per day during 2021. The decrease in throughput is primarily due to lower underground productivity as a result of higher rehabilitation requirements in the Santo Nino and Cerro Colorado zones. Production costs per tonne increased to $96 in 2022 compared with $75 in 2021, primarily due to the lower throughput. Minesite costs per tonne increased to $94 in 2022 compared to $75 in 2021 due to the factors noted above.

Production costs at the Creston Mascota mine were $1.9 million in 2022, a 76.2% decrease compared with 2021 production costs of $8.2 million. The Company ceased mining operations at the open pit in the third quarter of 2020. Gold production during 2022 and 2021 was the result of residual leaching. No ore was stacked on the heap leach and therefore no production costs per tonne or minesite costs per tonne were reported in 2022 and 2021.

Production costs at the La India mine were $76.2 million in 2022, a 26.2% increase compared with 2021 production costs of $60.4 million primarily due to higher heap leach production costs and the strengthening of the Mexican peso relative to the US dollar between periods as well as the impact of the reduced irrigation issues in 2021. During 2022, the La India mine stacked approximately 5.1 million tonnes of ore on the leach pad compared with approximately 6.0 million tonnes of ore stacked in 2021. The decrease in tonnage of ore stacked was primarily due to heavy rains in 2022 that reduced the mine productivity. Production costs per tonne and minesite costs per tonne increased to $15 in 2022 compared with $10 in 2021 primarily due to a decrease in tonnes of ore stacked on the heap leach pad. Minesite costs per tonne increased to $16 in 2022 compared with $10 in 2021 primarily due to the factors noted above.

Note:

(i)	Minesite cost per tonne is a non-GAAP measures that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to production costs see "Non-GAAP Financial Performance Measures" below. See also "Note to Investors Concerning Certain Measures of Performance”.

Total Production Costs by Category 2022

Total production costs per ounce of gold produced, representing the weighted average of all of the Company's producing mines, decreased to $843 in 2022 compared with $861 in 2021 and $838 in 2020. Total cash costs per ounce of gold produced on a by-product basis increased to $793 in 2022 compared with $770 in 2021. Total cash costs per ounce of gold produced on a by-product basis was $775 in 2020. Total cash costs per ounce of gold produced on a co-product basis decreased to $825 in 2022 compared with $829 in 2021. Total cash costs per ounce of gold produced on a co-product basis was $838 in 2020. Set out below is an analysis of the change in production costs per ounce and total cash costs per ounce at each of the Company’s mining operations, with the exception of the Hope Bay project where there was no production in 2022, following a decision to dedicate the site infrastructure to exploration activities.

●	At the LaRonde mine, total production costs per ounce of gold produced decreased to $749 in 2022 compared with $752 in 2021 primarily due to the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by a 7.8% decrease in gold production and higher milling costs. Total cash costs per ounce of gold produced on a by-product basis increased to $623 in 2022 compared with $476 in 2021 primarily due to the factors noted above combined with lower by-product revenues. Total cash costs per ounce of gold produced on a co-product basis increased to $850 in 2022 compared with $717 in 2021 primarily due to the negative impact from realized losses on hedges of production costs.
●	At the LZ5 mine, total production costs per ounce of gold produced increased to $1,008 in 2022 compared with $796 in 2021, primarily due to higher mining and milling costs and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $1,021 in 2022 compared with $790 in 2021 due to the factors noted above and the negative impact from realized losses on hedges of production costs. Total cash costs per ounce of gold produced on a co-product basis increased to $1,025 in 2022 compared with $794 in 2021 due to the factors noted above.
●	At the Canadian Malartic complex, total production costs per ounce of gold produced increased to $716 in 2022 compared with $679 in 2021 primarily due to a 7.8% decrease in gold production and rehandling costs related to the processing of stockpiles, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $787 in 2022 compared with $663 in 2021 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $803 in 2022 compared with $684 in 2021 due to the factors noted above.
●	At the Goldex mine, total production costs per ounce of gold produced increased to $734 in 2022 compared with $717 in 2021, primarily due to higher underground production costs, higher milling and maintenance costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods and a 5.6% increase in gold production. Total cash costs per ounce of gold produced on a by-product basis and co-product basis increased to $765 in 2022 compared with $684 in 2021 due to the factors noted above and the negative impact from realized losses on hedges of production costs.
●	At the Meliadine mine, total production costs per ounce of gold produced increased to $853 in 2022 compared with $682 in 2021 primarily due to higher open pit mining costs, higher logistics costs and a reduced volume of stockpile build-up when compared to 2021, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $863 in 2021 compared with $634 in 2021 due to the factors noted above and the negative impact from the realized losses on hedges of production costs. Total cash costs per ounce of gold produced on a co-product basis increased to $865 in 2021 compared with $637 in 2021 due to the factors noted above.
●	At the Meadowbank Complex, total production costs per ounce of gold produced decreased to $1,184 in 2022 compared with $1,266 in 2021 primarily due to a 15.8% increase in gold production, the timing of inventory sales and by the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by an increase in logistics and underground mining costs. Total cash costs per ounce of gold produced on a by-product basis increased to $1,210 in 2022 compared with $1,201 in 2021 due to negative impact from the realized losses on hedges of production costs. Total cash costs per ounce of gold produced on a co-product basis increased to $1,216 in 2022 compared with $1,209 in 2021 due to the factors noted above.
●	At the Kittila mine, total production costs per ounce of gold produced increased to $971 in 2022 compared with $806 in 2021 primarily due to a 9.3% decrease in gold production, partially offset by the weakening of the Euro relative to the US dollar between periods. Total cash costs per ounce of gold produced on a by-product basis increased to $980 in 2022 compared with $835 in 2021 primarily due to lower gold production, the timing of inventory and the negative impact from realized losses on hedges of production costs. Total cash costs per ounce of gold produced on a co-product basis increased to $981 in 2022 compared with $836 in 2021 due to the factors noted above.
●	At the Detour Lake mine, during the period from closing of the Merger to December 31, 2022, total production costs per ounce of gold produced were $752, total cash costs per ounce of gold produced on a by-product basis were $657 and total cash costs per ounce of gold produced on a co-product basis were $663. The Merger was completed on February 8, 2022 and as a result there is no comparable period.
●	At the Macassa mine, during the period from closing of the Merger to December 31, 2022, total production costs per ounce of gold produced were $718, total cash costs per ounce of gold produced on a by-product basis were $683 and total cash costs per ounce of gold produced on a co-product basis were $684. The Merger was completed on February 8, 2022 and as a result there is no comparable period.
●	At the Fosterville mine, during the period from closing of the Merger to December 31, 2022, total production costs per ounce of gold produced were $605, total cash costs per ounce of gold produced on a by-product basis were $378 and total cash costs per ounce of gold produced on a co-product basis were $379. The Merger was completed on February 8, 2022 and as a result there is no comparable period.
●	At the Pinos Altos mine, total production costs per ounce of gold produced increased to $1,497 in 2022 compared with $1,115 in 2021 primarily due to a 24.0% decrease in gold production, an increase in underground mining costs and by the strengthening of the Mexican peso relative to the US dollar, partially offset by lower milling costs. Total cash costs per ounce of gold produced on a by-product basis increased to $1,249 in 2022 compared with $858 in 2021 primarily due to the factors noted above and lower by-product revenues. Total cash costs per ounce of gold produced on a co-product basis increased to $1,477 in 2022 compared with $1,110 in 2021 due to the factors noted above (with the exception of the lower by-product revenues).
●	At the Creston Mascota mine, total production costs per ounce of gold produced increased to $739 in 2022 compared with $638 in 2021, primarily due to lower gold production. Total cash costs per ounce of gold produced on a by-product basis increased to $793 in 2022 compared with $408 in 2021 due to the factor noted above and lower by-product revenues. Total cash costs per ounce of gold produced on a co-product basis increased to $853 in 2022 compared with $636 in 2021 due to the factor noted above (with the exception of the lower by-product revenues).
●	At the La India mine, total production costs per ounce of gold produced increased to $1,021 in 2022 compared with $950 in 2021 primarily due to higher heap leach costs and the strengthening of the Mexican peso relative to the US dollar, partially offset by the 17.5% increase in gold production and the timing of inventory sales. The increase in gold production is primarily due to reduced irrigation of the heap leach due to low local water levels and lower gold grades in 2021. Total cash costs per ounce of gold produced on a by-product basis increased to $1,056 in 2022 compared with $939 in 2021 due to the factors noted above. Total cash costs per ounce of gold produced on a co-product basis increased to $1,078 in 2022 compared with $959 in 2021 due to the factors noted above.

Exploration and Corporate Development Expense

Exploration and corporate development expense increased by 77.8% to $271.1 million in 2022 from $152.5 million in 2021. Exploration and corporate development expense was $113.5 million in 2020.

A summary of the Company’s significant 2022 exploration and corporate development activities is set out below:

●	Exploration expenses at various mine sites increased by 84.5% to $63.1 million in 2022 compared with $34.2 million in 2021 primarily due to the contribution of expensed exploration drilling at the Detour Lake, Fosterville and Macassa mines following the Merger and higher expensed exploration drilling at the Meadowbank Complex and Meliadine mine.

●	Exploration expenses in Canada increased by 115.4% to $107.3 million in 2022 compared with $49.8 million in 2021 primarily due to the contribution of expensed exploration drilling following the Merger and higher expensed exploration drilling at the Hope Bay and Amalgamated Kirkland.
●	Exploration expenses in Latin America decreased by 5.7% to $24.1 million in 2022 compared with $25.6 million in 2021 primarily due to reduced exploration at the Chipriona and Morelos Sur projects in Mexico, partially offset by increased exploration at the Santa Gertrudis project in Mexico.
●	Exploration expenses in the United States decreased by 22.8% to $5.8 million in 2022 compared with $7.5 million in 2021 primarily due to reduced exploration at the Helm Bay project, partially offset by an increase in exploration at the Gryphon Gold project.
●	Exploration expenses in Europe increased by 27.4% to $9.9 million in 2022 compared with $7.8 million in 2021 primarily due to increased regional exploration expenses around the proximity of the Kittila mine.
●	Corporate development and project evaluation expenses increased by 105.3% to $56.6 million in 2022 compared with $27.6 million in 2021 primarily due to increased project evaluation expenses at Canadian Malartic, Upper Beaver and Hope Bay projects in Canada.

The table below sets out exploration expense by region and total corporate development expense:

	2022	2021	2020

	(thousands of United States dollars)
Minesites	$63,066	$34,188	$10,203
Canada	107,305	49,819	46,475
Latin America	24,147	25,600	20,350
United States	5,807	7,518	5,142
Europe	9,939	7,801	5,855
Australia	4,212	—	—
Corporate development and project evaluation expenses	56,641	27,588	25,467
Total exploration and corporate development expense	$271,117	$152,514	$113,492

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense increased to $1,094.7 million in 2022 compared with $738.1 million in 2021 and $631.1 million in 2020. The increase in amortization of property, plant and mine development between 2022 and 2021 was primarily due to the contribution to amortization from the Detour Lake, Fosterville and Macassa mines following the Merger.

General and Administrative Expense

General and administrative expenses increased to $220.9 million in 2022 compared with $142.0 million in 2021 and $116.3 million in 2020. The increase in general and administrative expenses between 2022 and 2021 was driven by increased compensation and benefits expenses as a result of the Merger. The increase in general and administrative expenses between 2021 and 2020 was driven by increased compensation and benefits expenses and donations between periods.

Finance Costs

Finance costs decreased to $82.9 million in 2022 compared with $92.0 million in 2021 and $95.1 million in 2020. The decrease between 2022 and 2021 was  primarily due to decreased interest expense on the Company's guaranteed senior unsecured notes (the “Notes”) as $125.0 million of the 2010 Series C Notes were repaid in April 2022 and $100.0 million of the 2012 Series A Notes were repaid in July 2022, partially offset by higher accretion on reclamation provisions due to higher interest rates in 2022. The decrease between 2021 and 2020 was primarily due to decreased interest expense on the

Notes and a decrease in utilization of the Credit Facility between periods. The aggregate outstanding principal of the Notes was $1,350.0 million at December 31, 2022 and $1,575.0 million at December 31, 2021.

The table below sets out the components of finance costs:

	2022	2021	2020

	(thousands of United States dollars)
Interest on Notes	$64,481	$72,795	$77,739
Stand-by fees on credit facilities	3,859	5,546	5,107
Amortization of credit facilities, financing and note issuance costs	3,042	3,778	3,594
Interest on Credit Facility	536	1,549	5,304
Accretion expense on reclamation provisions	15,951	6,554	3,502
Other interest and penalties, including interest on lease obligations	(1,290)	5,329	2,684
Interest capitalized to assets under construction	(3,644)	(3,509)	(2,796)
Total finance costs	$82,935	$92,042	$95,134

See Note 14 in the consolidated annual financial statements for details on the Company’s $1.2 billion unsecured revolving bank credit facility (the ‘‘Credit Facility’’) and Notes referenced above.

Derivative Financial Instruments

Loss on derivative financial instruments increased to $90.7 million in 2022 compared to a loss of $11.1 million in 2021 and a gain of $107.9 million in 2020.  The change between 2022 and 2021 was primarily due to increases in realized losses on foreign exchange and fuel hedges of $70.0 million and unrealized losses on foreign exchange and fuel hedges of $15.2 million, partially offset by a decrease in unrealized loss on warrants of $6.9 million between periods.The Company holds warrants to acquire equity securities of certain issuers in the mining industry.

Impairment loss

As at December 31, 2022, the Company completed its goodwill impairment test and its review of indicators of potential impairment of the Company’s cash generating units (“CGUs”). The Company identified indicators of potential impairment for the Company's La India mine. As a result of the identification of these indicators, the Company estimated the recoverable amount of this CGU and concluded that the carrying amounts exceeded its recoverable amount. The Company recorded an impairment of $55.0 million ($52.7 million net of tax) at the La India mine.

As at December 31, 2021 and December 31, 2020, the Company completed its review of indicators of potential impairment and no indicators of impairment were identified.

Management’s estimates of recoverable amounts are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s long-lived assets and goodwill. This may have a material effect on the Company’s future financial results.

See Note 24 in the annual consolidated financial statements for further details on impairment losses.

Foreign Currency Translation (Gain) Loss

The Company’s operating results and cash flow are significantly affected by changes in the exchange rate between the US dollar and each of the Canadian dollar, Australian dollar, Euro and Mexican peso as all of the Company’s revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in such other currencies. During the period from January 1, 2022 through December 31, 2022, the daily US dollar closing exchange rate per US$1.00 fluctuated between C$1.25 and C$1.39 as reported by the Bank of Canada,  A$1.32 and A$1.61 as reported by the Reserve Bank of Australia, €0.87 and €1.05 as reported by the European Central Bank and 19.14 and 21.38 Mexican pesos as reported by the Central Bank of Mexico.

A foreign currency translation gain of $16.1 million was recorded in 2022 compared with a $5.7 million loss in 2021 and a $22.5 million loss in 2020. On average, the US dollar strengthened relative to the Canadian dollar, the Australian dollar and the Euro and weakened relative to the Mexican peso in 2022 compared with 2021. As at December 31, 2022, the US dollar strengthened relative to the Canadian dollar, Australian dollar and Euro and weakened relative to the Mexican peso, as compared to December 31, 2021. The net foreign currency translation gain in 2022 was primarily due to the translation impact of the Company's net monetary liabilities denominated in  Canadian dollars, Australian dollars and Euros.

Other Expenses

Other expenses increased to $141.3 million  in the year ended December 31, 2022 compared with $22.3 million in the year ended December 31, 2021, primarily due to an increase in severance and acquisition costs of $82.1 million as a result of the Merger.  During 2021, the Company recognized a  $10.0 million gain on the sale of certain non-strategic exploration properties which contributed to the variance in costs between 2022 and 2021.

Income and Mining Taxes Expense

In 2022, the Company recorded income and mining taxes expense of $445.2 million on income before income and mining taxes of $1,115.4 million at an effective tax rate of 39.9%. In 2021, the Company recorded income and mining taxes expense of $370.8 million on income before income and mining taxes of $932.7 million at an effective tax rate of 39.8%. The Company’s 2022 and 2021 effective tax rate is higher than the applicable statutory tax rate of 26.0% due to the impact of mining taxes. In 2020, the Company recorded income and mining taxes expense of $256.0 million on income before income and mining taxes of $767.6 million at an effective tax rate of 33.3%.

Balance Sheet Review

Total assets at December 31, 2022 of $23,494.8 million increased compared to total assets of $10,216.1 million at December 31, 2021. The $13,278.7 million increase in total assets was primarily due to the assets acquired in the Merger.  Total assets at December 31, 2021 of $10,216.1 increased compared to total assets of $9,614.8 million at December 31, 2020 primarily due to a $350.2 million increase in property, plant and mine development and a $248.5 million increase in inventories.

Cash and cash equivalents were $658.6 million at December 31, 2022, an increase of $472.8 million compared with December 31, 2021 primarily due to $2,096.6 million in cash provided by operating activities and $838.7 million of cash acquired as a result of the Merger, partially offset by $1,538.2 million in capital expenditures, $608.3 million in dividends paid, $225.0 million in senior note repayments and $110.0 million in repurchases of common shares.

Current inventory balances increased by $330.1 million from $878.9 million at December 31, 2021 to $1,209.1 million at December 31, 2022 primarily due to the addition of $172.3 million of inventories from the Kirkland operations at December 31, 2022 and the addition of $117.4 million in inventories following the ramp-up of mining operations at the Amaruq deposit.

While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposure and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposure. During the year ended December 31, 2022, the Company increased its currency and diesel hedge positions to mitigate the effect of price inflation on its key input costs. As at December 31, 2022, the Company had outstanding currency derivative contracts in respect of $2,907.9 million of 2023 and 2024 anticipated expenditure (December 31, 2021 — $2,375.2 million) and diesel fuel derivative contracts in respect of 19.0 million gallons of heating oil (December 31, 2021 — 10.9 million).

Goodwill increased to $2,044.1 million at December 31, 2022 compared with $407.8 million at December 31, 2021 due to the purchase price allocation for the acquisition of Kirkland in the Merger. See Note 5 to the consolidated annual financial statements for further details.

Property, plant and mine development increased by $10,783.8 million to $18,459.4 million at December 31, 2022 compared with $7,675.6 million at  December 31, 2021, primarily due to the acquisition of Kirkland assets in the Merger during the first quarter of 2022 and $1,538.2 million in capital expenditures primarily at the Detour Lake, Canadian Malartic, and Meliadine mines, partially offset by amortization expense of $1,094.7 million incurred during 2022.

Investments decreased from $343.5 million at December 31, 2021 to $332.7 million at December 31, 2022 primarily due to $105.3 million in unrealized fair value losses related to equity securities and share purchase warrants partially offset by additions of $60.3 million in equity securities as a result of the Merger and the purchase of $42.0 million in new investments in equity and share purchase warrants. See Note 10 to the consolidated annual financial statements for details of the Company's investments.

Other assets increased by $113.7 million from $353.2 million at December 31, 2021 to $466.9 million at December 31, 2022 primarily due to the increase of $140.8 million of long-term stockpiles and $13.3 million of intangible assets as a result of the Merger, partially offset by a $40.0 million repayment of the loan receivable from Orla Mining Ltd. See Note 8B to the consolidated annual financial statements for details of the loan receivable.

Total liabilities increased to $7,253.5 million at December 31, 2022 from $4,216.3 million at December 31, 2021 primarily due to an increase in deferred income and mining tax liabilities of  $2,880.8 million, a $257.8 million increase in accounts payable and accrued liabilities, and a $171.8 million increase in reclamation provisions, partially offset by a $223.2 million decrease in long-term debt between periods. Total liabilities of $3,931.5 million at December 31, 2020 were lower compared to total liabilities as at December 31, 2021, primarily due to a $187.1 million increase in deferred income and mining tax liabilities, a $62.9 million increase in reclamation provisions and a $50.9 million increase in accounts payables and accrued and other liabilities between periods.

An increase in accounts payable and accrued liabilities of $257.8 million is primarily due to the addition of accounts payable assumed through the Merger.

Net income taxes payable decreased by $70.4 million between December 31, 2021 and December 31, 2022 as a result of payments to tax authorities exceeding the current tax expense and the additional income taxes recoverable due to the Company which were inherited upon the Merger.

Long-term debt decreased from $1,565.2 million at December 31, 2021 to $1,342.1 million at December 31, 2022 primarily due to $225.0 million in repayments of the Company's guaranteed senior unsecured notes (the "Notes") in 2022.

An increase in reclamation provisions of $171.8 million between December 31, 2021 and December 31, 2022 was primarily due to the re-measurement of reclamation provisions by applying updated expected cashflow estimates and assumptions and the addition of reclamation provisions assumed through the Merger.

Net deferred income and mining tax liabilities increased by $2,880.8 million between December 31, 2021 and December 31, 2022 primarily due to the addition of net deferred income and mining tax liabilities from Kirkland since the completion of the Merger and to the origination and reversal of net taxable temporary differences.

Liquidity and Capital Resources

As at December 31, 2022, the Company's cash and cash equivalents totaled $658.6 million compared with $185.8 million as at December 31, 2021. The Company's policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents.  The Company's decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.

Working capital (current assets less current liabilities) increased to $1,233.6 million as at December 31, 2022 compared with $540.6 million as at December 31, 2021 primarily due to an increase in cash and cash equivalents of $472.8 million, an increase in inventories of $330.1 million and a decrease in the current portion of long-term debt of $125.0 million, partially offset by an increase in accounts payable and accrued liabilities of $257.8 million.

Subject to various risks and uncertainties, such as those set in this MD&A and in the Company's Annual Information Form, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.

Operating Activities

Cash provided by operating activities increased by $751.3 million to $2,096.6 million in 2022 compared with $1,345.3 million in 2021. The increase in cash provided by operating activities was primarily due to a 51.3% increase in the sales volume of gold and more favourable movements in non-cash working capital balances. This was partially offset by an increase in production costs and exploration and corporate development expenses between periods. Cash provided by operating activities of $1,345.3 million in 2021 was $153.2 million higher compared with $1,192.1 million in 2020 primarily due to a 20.7% increase in the sales volume of gold. This was partially offset by an increase in production costs, exploration and corporate development expenses and a decrease in non-cash working capital balances between periods.

Investing Activities

Cash used in investing activities decreased to $710.5 million in 2022 compared to $1,264.0 million in 2021. The decrease in cash used in investing activities between periods was primarily due to $838.7 million in cash acquired as a result of the Merger combined with  $340.9 million in non-recurring cash payments made in 2021 that related to the acquisition of TMAC and the Hope Bay royalty, partially offset by $641.2 million in additional capital expenditures. Cash used in investing activities was $808.8 million in 2020, which included capital expenditures of $759.3 million and net proceeds from the sale of equity securities and other investments of $45.2 million.

In 2022, the Company invested cash of $1,538.2 million in projects and sustaining capital expenditures compared with $897.0 million in 2021. Capital expenditures in 2022 included $394.1 million at the Detour Lake mine, $195.4 million at the Canadian Malartic mine (the Company’s attributable 50% share), $155.1 million at the Meliadine mine, $152.6 million at the LaRonde mine, $141.5 million at the Meadowbank Complex, $122.5 million at the Macassa mine,  $106.4 million at the Kittila mine, $94.7 million at the Fosterville mine, $61.4 million at the Goldex mine,  $53.3 million at the Pinos Altos mine, $22.9 million at the LaRonde Zone 5 mine, $16.4 million at the La India mine, $14.3 million at the Hope Bay mine, and $7.7 million at the Company's other projects. The $641.3 million increase in capital expenditures between 2022 and 2021 was primarily due to additional capital expenditures from the Detour, Macassa and Fosterville mines following the Merger.

In 2022, the Company did not sell any equity securities and other investments. In 2022, the Company purchased $47.4 million of equity securities and other investments compared with $39.9 million in 2021 and $45.2 million in 2020. The Company’s investments in equity securities consist primarily of investments in common shares of entities in the mining industry.

On April 27, 2021, Orla Mining Ltd. ("Orla") completed a drawdown of $16.0 million under a loan agreement dated December 18, 2019 between, among others, Orla and the Company. The loan agreement related to a five-year credit facility to provide Orla financing for an aggregate principal amount of $125.0 million, of which the Company's aggregate financing commitment is $40.0 million. On April 29, 2022, Orla repaid the loan in full. The Company owned 23,615,348 Orla common shares and 10,400,000 warrants to purchase Orla common shares as at December 31, 2022 and December 31, 2021, representing approximately 7.73% of the issued and outstanding common shares on a non-diluted basis and 10.77% of the issued and outstanding common shares on a partially-diluted basis, assuming exercise of the warrants held by the Company.

Financing Activities

Cash used in financing activities increased to $914.9 million in 2022 compared to $297.2 million in 2021 primarily due to an increase of $333.1 million in dividends paid, an increase of $225.0 million in senior note repayments and an increase of $75.3 million in repurchases of common shares, partially offset by an increase of $20.1 million in proceeds on exercise of stock options. Cash used in financing activities was $302.8 million in 2020.

The Company issued common shares for net proceeds of $62.1 million in 2022 compared to $40.1 million in 2021, attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend reinvestment plan. Net proceeds from the issuance of common shares were $104.5 million in 2020.

On April 28, 2022, the Company received approval from the Toronto Stock Exchange to establish an NCIB. The Company has authorized purchases under the NCIB of the lesser of (i) 5% of the issued and outstanding common shares on the date of commencement of the NCIB and (ii) such number of common shares that may be purchased for an aggregate purchase price, excluding commissions, of $500.0 million, during the period starting on May 4, 2022 and ending May 3, 2023. During the year ended December 31, 2022, the Company repurchased 1,569,620 common shares for $69.9 million at an average price of $44.53  under the NCIB.

In 2022, the Company declared dividends of $1.60 per share and paid cash dividends of $608.3 million, compared with dividends declared of  $1.40 per share and cash dividends paid of $275.2 million in 2021. In 2020, the Company declared dividends of $0.95 per share and paid cash dividends of $190.3 million. Agnico Eagle has declared a cash dividend every year since 1983. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

On December 22, 2021, the Company amended its unsecured revolving $1,200.0 million Credit Facility to improve pricing, increase the uncommitted accordion feature from $300.0 million to $600.0 million and extend the maturity date from June 22, 2023 to December 22, 2026. In 2022, the Company drew down and repaid $100.0 million from the Credit Facility. In 2021, the Company drew down and repaid $595.0 million from the Credit Facility, As at December 31, 2022, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit which were $0.9 million as of December 31, 2022, resulting in $1,199.1 million available for future drawdown.

On July 31, 2015, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (as amended, the “First LC Facility”). Effective September 27, 2016, the amount available under the First LC Facility was increased to C$350.0 million. Effective September 20, 2022, the amount available under the First LC Facility was increased to C$400.0 million. The obligations of the Company under the First LC Facility are guaranteed by certain of its subsidiaries. The First LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2022, the aggregate undrawn face amount of letters of credit under the First LC Facility is $266.2 million.

On September 23, 2015, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100 million uncommitted letter of credit facility (as amended, the “Second LC Facility”). Effective June 20, 2018, the amount available under the Second LC Facility was increased to C$135 million. Effective June 21, 2019, the amount available under the Second LC Facility was increased to $150 million. Effective September 16, 2021, the amount available under the Second LC Facility was increased to $200.0 million. The Second LC Facility may be used by the Company to support the reclamation obligations of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest or the performance obligations (other than with respect to indebtedness for borrowed money) of the Company, its subsidiaries or any entity in which the Company has a direct or indirect interest that are not directly related to reclamation obligations. Payment and performance of the Company’s obligations under the Second LC Facility are supported by an account performance security guarantee issued by Export Development Canada in favour of the lender. As at December 31, 2022, the aggregate undrawn face amount of letters of credit under the Second LC Facility is $96.2 million.

On June 29, 2016, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the “Third LC Facility”). Letters of credit issued under the Third LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Third LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2022, the aggregate undrawn face amount of letters of credit under the Third LC Facility was $65.8 million.

In October 2021, the Company entered into a standby letter of credit facility with a financial institution providing for a $75.0 million uncommitted letter of credit facility (the “Fourth LC Facility”). Letters of credit issued under the Fourth LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Fourth LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2022, the aggregate undrawn face amount of letters of credit under the Fourth LC Facility was $30.0 million.

In January 2022, the Company entered into a standby letter of credit facility with a financial institution providing for a C$100.0 million uncommitted letter of credit facility (the "Fifth LC Facility" and, together with the First LC Facility, the Second LC Facility, the Third LC Facility and the Fourth LC Facility, the “LC Facilities”). Upon the acquisition of Kirkland, in February 2022, the Company acquired a standby letter of credit facility with the same financial institution providing for an additional C$120.0 million uncommitted letter of credit facility for the Kirkland subsidiary. Effective September 2022, an amended and restated standby letter of facility combined these facilities and the amount available under the amended and restated facility was increased to C$320.0 million. Letters of credit issued under the Fifth LC Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. The obligations of the Company under the Fifth LC Facility are guaranteed by certain of its subsidiaries. As at December 31, 2022, the aggregate undrawn face amount of letters of credit under the Fifth LC Facility was $211.1 million.

In February 2022, upon the acquisition of Kirkland, the Company acquired a standby letter of guarantee facility (the "Guarantee Facility") with a financial institution providing for a $25.0 million uncommitted letter of guarantee facility. Guarantees issued under the Guarantee Facility may be used to support the reclamation obligations or non-financial or performance obligations of certain subsidiaries of the Company. The obligations of the Company under this Guarantee Facility are guaranteed by certain of its subsidiaries. As at December 31, 2022, the aggregate undrawn face amount of guarantees under this facility was $12.5 million.

The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, the Guarantee Facility and the Notes as at December 31, 2022.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements as at December 31, 2022 include outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $795.1 million under the Credit Facility and the LC Facilities (see Note 27 to the consolidated annual financial statements). If the Company were to terminate these off-balance sheet arrangements, the Company’s liquidity position (as outlined in the table below) is sufficient to satisfy any related penalties or obligations.

Contractual Obligations

Agnico Eagle’s contractual obligations as at December 31, 2022 are set out below:

	Total	2023	2024-2025	2026-2027	Thereafter

	(millions of United States dollars)
Reclamation provisions(i)	$938.8	$29.2	$72.6	$100.1	$736.9
Contractual commitments(ii)	154.5	120.6	24.1	5.7	4.1
Pension obligations(iii)	97.4	2.8	14.1	15.3	65.2
Lease obligations	157.3	38.0	43.4	21.6	54.3
Long-term debt - principal(iv)	1,350.0	100.0	190.0	300.0	760.0
Long-term debt - interest(iv)	333.2	57.2	101.3	75.3	99.4
Total(v)	$3,031.2	$347.8	$445.5	$518.0	$1,719.9

Notes:

(i)	Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.
(ii)	Purchase commitments include contractual commitments for the acquisition of property, plant and mine development. Agnico Eagle’s attributable interest in the purchase commitments associated with its joint operations totaled $36.5 million as at December 31, 2022.
(iii)	Agnico Eagle provides defined benefit plans for certain current and former senior officers and certain employees. The benefits are generally based on the employee’s years of service, age and level of compensation. The data included in this table have been actuarially determined.
(iv)	The Company has assumed that repayment of its long-term debt obligations will occur on each instrument’s respective maturity date.
(v)	The Company’s future operating cash flows are expected to be sufficient to satisfy its contractual obligations.

2023 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2023 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2023:

Amount
(millions of United States dollars)
2023 Mandatory Commitments:
Contractual obligations, including capital expenditures (see table above)	$347.8
Accounts payable and accrued liabilities (as at December 31, 2022)	672.5
Total 2023 mandatory expenditure commitments	$1,020.3
2023 Discretionary Commitments:
Expected capital expenditures	$1,539.0
Expected exploration and corporate development expenses	328.4
Total 2023 discretionary expenditure commitments	1,867.4
Total 2023 mandatory and discretionary expenditure commitments	$2,887.7

As of December 31, 2022, the Company believes it had adequate capital resources available to satisfy its commitments, which include cash, cash equivalents and short-term investments of $668.5 million, working capital (excluding cash, cash equivalents and short-term investments) of $565.1 million and $1,199.1 million of available credit under its Credit Facility. In addition, the Company anticipated funding its commitments through cash provided by operating activities.

While the Company believes its capital resources will be sufficient to satisfy all 2023 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. The Company believes that it will continue to have sufficient capital resources available to satisfy its planned development and growth activities. See Outlook and Risk Profile - Impact of COVID-19 on the Company’s Business and Operations in this MD&A.

On June 16, 2022, Fitch Ratings upgraded its credit rating for the Company to BBB+ from BBB with a stable outlook reflecting the Company’s strong credit profile, along with the size and scale benefits arising from the Merger.

Quarterly Results Review

For the Company’s detailed 2022 and 2021 quarterly financial and operating results see Summarized Quarterly Data in this MD&A.

Fourth Quarter 2022 vs. Fourth Quarter 2021

Revenues from mining operations increased by 45.5% to $1,384.7 million in the fourth quarter of 2022 compared with $951.5 million in the fourth quarter of 2021, primarily due to the contribution of gold sales volume from the Detour Lake, Fosterville and Macassa mines following the Merger, partially offset by lower gold sales volume at the LaRonde Complex, the Kittila and La India mines and the Hope Bay project.

Production costs increased by 42.8% to $666.9 million in the fourth quarter of 2022 compared with production costs of $467.1 million in the fourth quarter of 2021, primarily due to the contribution of production costs from the Detour Lake, Fosterville and Macassa mines following the Merger, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods .

Exploration and corporate development expenses increased by 70.0% to $70.9 million in the fourth quarter of 2022 compared with $41.7 million in the fourth quarter of 2021, primarily due to the contribution of expensed exploration drilling at the Detour Lake, Fosterville and Macassa mines following the Merger and higher expensed exploration drilling at the Meadowbank Complex, the Meliadine mine, Hope Bay project and Amalgamated Kirkland properties.

Amortization of property, plant and mine development increased by 40.8% to $269.7 million in the fourth quarter of 2022 compared with $191.6 million in the fourth quarter of 2021 primarily due to the contribution of amortization from Detour Lake, Fosterville and Macassa mines following the Merger. Net income of $205.0 million was recorded in the fourth quarter of 2022 after income and mining taxes expense of $73.9 million compared with net income of $101.4 million in the fourth quarter of 2021 after income and mining taxes expense of $87.9 million.

Cash provided by operating activities increased by 45.2% to $380.5 million in the fourth quarter of 2022 compared with $262.1 million in the fourth quarter of 2021. The increase in cash provided by operating activities is primarily due to the contribution of gold sales from the Detour Lake, Fosterville and Macassa mines following the Merger.

Fourth Quarter 2022 vs. Third Quarter 2022

Revenues from mining operations decreased by 4.5% to $1,384.7 million in the fourth quarter of 2022 compared with $1,449.7 million in the third quarter of 2022, primarily due to a 5.0% decrease in the sales volume of gold between periods, driven by lower sales volumes at the LaRonde and Meadowbank complexes, partially offset by higher sales volumes at the Meliadine and Detour Lake mines.

Production costs increased by 1.5% to $666.9 million in the fourth quarter of 2022 compared with production costs of $657.1 million in the third quarter of 2022, primarily due to higher production costs at the Meadowbank Complex and Meliadine mine, partially offset by lower production costs at the LaRonde Complex.

Exploration and corporate development expenses increased to $70.9 million in the fourth quarter of 2022 compared with exploration and corporate development expenses of $64.0 million in the third quarter of 2022. The increase in exploration and corporate development expenses between periods is primarily due to increased exploration activities at the Canadian Malartic complex and the Upper Beaver and Hope Bay projects in Canada.

Amortization of property, plant and mine development decreased to $269.7 million in the fourth quarter of 2022 compared with amortization of property, plant and mine development of $273.2 million in the third quarter of 2022, primarily due to a decrease in tonnage processed at the Meadowbank Complex and the Fosterville and Kittila mines, partially offset by an increase in tonnes processed at the Meliadine and Goldex mines.

Cash provided by operating activities decreased by 33.9% to $380.5 million in the fourth quarter of 2022 compared with $575.4 million in the third quarter of 2022. The decrease in cash provided by operating activities is primarily due to a $65.0 million decrease in revenues from mining operations and a $122.1 million decrease in non-cash working capital between periods.

Outlook

The following section contains “forward-looking statements” and ‘‘forward-looking information’’ within the meaning of applicable securities laws. See “Note to Investors Concerning Forward-Looking Information”and “Risk Profile - Impact of COVID-19 on the Company’s Business and Operations” in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of the certain risks facing the Company relating to the pandemic.

2023 and 2024 Outlook Update

Payable gold production is forecast to be between 3.24 to 3.44 million ounces in 2023, between 3.35 and 3.55 million ounces in 2024 and between 3.40 and 3.60 million ounces in 2025. The Company’s production guidance assumes 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership starting in April 1 2023.

2022 Results Comparison to 2022 Outlook

Gold Production and Costs

Payable gold production for the full year 2022 was 3,135,007 ounces, which was lower than the previous guidance range of 3,210,000 and 3,390,000 ounces as the guidance included Kirkland production for the pre-Merger period from the beginning of the year to the closing of the Merger on February 8, 2022.  Including the pre-Merger period, pro-forma gold production was 3,280,731 ounces which was within the previous guidance range. Total cash costs per ounce of gold produced on a by-product basis for the full year 2022 was $793, which was higher than the previous guidance range of approximately $725 to $775 primarily reflecting the period after the closing of the Merger as noted above. Including the pre-Merger period, pro-forma total cash costs per ounce of gold produced on a by-product basis was $780, which was slightly higher than the previous guidance range as a result of inflationary cost pressures driven by higher input prices on key consumables, such as fuel, cyanide and steel.

Capital Expenditures and All-In Sustaining Costs per Ounce of Gold Produced

Total capital expenditures (including sustaining capital) for the full year 2022 were $1,536.9 million, compared to the previous guidance of approximately $1,543.6 million, which included capitalized exploration as well as Kirkland capital expenditures for the pre-merger period from the beginning of the year to the closing of the Merger on February 8, 2022. Including the pre-merger period, capital expenditures were $1,591.1 million, which was higher than the previous guidance range.  The increase in capital expenditures compared to the previous guidance is primarily related to additional spending at the LaRonde Complex and the Detour Lake mine, which was partially offset by a decrease in capitalized expenditures at the Macassa mine. At the LaRonde Complex, there was approximately $23.3 million of additional capital expenditures for deferred development. At the Detour Lake mine, there was approximately $36.8 million of additional capitalized deferred stripping costs.  At the Macassa mine there was approximately $35.3 million of lower capital expenditures due to the timing of projects.

All-in sustaining costs per ounce of gold produced on a by-product basis for the full year 2022 were $1,109, which was higher than the previous guidance range of approximately $1,000 to $1,050 primarily due to the higher total cash costs and additional capital expenditures noted above.

Exploration and Corporate Development Expense

Previous guidance for exploration and corporate development expense was $258.5 million which included Kirkland exploration and corporate development expenditures for the pre-merger period from the beginning of the year to the closing of the Merger on February 8, 2022. On August 11, 2022, the Company announced the approval of an additional $30.0 million to exploration expenditures. Exploration and corporate development expense for the full year 2022 was $271.1 million, slightly lower than the updated previous guidance of approximately $288.5 million.

Amortization of Property, Plant and Mine Development

On July 27, 2022, the Company provided a new outlook for 2022 regarding Company-wide expected amortization (the “New Outlook”). Amortization of property, plant and mine development expense for the full year 2022 was $1,094.7 million in 2022, which was lower than the New Outlook range of approximately $1,250.0 million to $1,350.0 million primarily due to the New Outlook reflecting the period prior the closing of the Merger on February 8, 2022. Including the pre-merger period, pro-forma amortization expense was lower than the New Outlook primarily due to adjustments to the purchase price allocation.

General and Administrative Expense

General and administrative expenses for the full year 2022 were $220.9 million, which was within the range in previous guidance of approximately $215.0 to $235.0 million.

Operations Outlook

LaRonde Complex

In 2022, the LaRonde Complex produced 356,337 ounces of gold at production costs per ounce of $885 and total cash costs per ounce of $703.  In 2023, the Company expects production at the LaRonde Complex to be between 265,000 and 285,000 ounces at total cash costs per ounce of approximately $923.

The LaRonde mine consists of the East and West mines. The mining at both mines extends below three kilometres from surface where the in-situ stress contributes to influence the ground conditions surrounding the excavations. Seismicity is a significant aspect of the operation and a team of rock mechanics experts has been engaged to attepmt to manage the seismic related challenges. The Company’s objective remains to address the seismic risk by continuously improving mitigation measures to keep a safe work environment while maintaining reasonable production rates. These mitigation measures include non-entry protocols, dynamic ground support and, increasingly, remote operation from surface.

The mining sequence is also designed to attempt to push the stress away from the orebody to reduce the seismic risk. For the lower levels at the LaRonde mine, the transverse open stoping method, combined with a primary-secondary stope mining sequence, is almost exclusively used to address the deep and high stress conditions. In the primary-secondary stope mining sequence, primary stopes are mined out first and backfilled with pastefill, leaving secondary stopes as temporary pillars. Secondary stopes are mined once the pastefill in the primary stopes has cured. Secondary stopes are backfilled with waste rock or pastefill.

With the deepening of the mine, the Company has determined that a change in mining sequence in the East mine is required to attempt to reduce the stress levels on the secondary stopes, reduce seismic risk and promote sustainability of the operation in the long run. Rather than a primary-secondary stope sequence, the Company plans to mine sequentially to remove the usage of temporary pillars. This mining sequence is referred to as “pillarless” mining. In addition, the design of the ramp in the East mine has been adjusted to be further away from the geological structures. Pillarless mining, combined with an adjusted development plan, results in a longer cycle time to extract stopes, resulting in a reduced mining rate.

In 2022, the new East mine ramp infrastructure required to keep advancing the mining sequence in the East mine was completed in 2022. Production was mainly affected by the modified mining sequence at LaRonde mine due to accumulated delays in lateral development in the East mine and revisions to the mining plan.

The dry stack tailings facilities were commissioned in the fourth quarter of 2022 and it has been operating as expected since commissioning

In the fourth quarter of 2022, drilling at the LZ5 mine confirmed the extension of mineralization to the west onto the Ellison property at depth.

At the LaRonde mine, exploration drilling at the East mine indicates that the mineralization could extend to similar depths as seen in the West mine area.  This drilling resulted in the addition of new inferred mineral resources in the East mine at year-end 2022.

Canadian Malartic Complex

In 2022, the Canadian Malartic complex produced 329,396 ounces of gold at total cash costs per ounce of $787.  In 2023, the Company expects production at the Canadian Malartic complex to be between 575,000 and 595,000 ounces at total cash costs per ounce of approximately $873.

Mining activities in the Canadian Malartic pit continued to advance as planned and the pit is expected to be mined out late in the first half of 2023.  Upon depletion of the Canadian Malartic pit, preparation work will be undertaken to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024.

In the fourth quarter of 2022, the Odyssey project continued to advance on schedule.  The project is now fully permitted with both the mine production certificate of authorization and the mining lease granted during the quarter.

Production stope design and drilling was initiated in the fourth quarter of 2022, and the first tonnes of development ore were processed at the mill (approximately 59,000 tonnes grading 0.87 g/t gold containing 1,567 ounces of gold).  Production from the Odyssey South orebody is expected to begin before the end of March 2023.

The emphasis in the first quarter of 2023 will be on installation of an underground escapeway in the underground mine and starting work on the installation of the underground paste backfill network to further facilitate the production ramp up.  The startup of the paste plant remains on schedule and is expected to occur in the second quarter of 2023.

Structural steel installation for the headframe reached the seventh floor in the fourth quarter of 2022, with completion to the ninth and final floor expected in during first quarter of 2023.  Structural steel installation is sensitive to weather conditions, and the schedule was affected by rain and high winds in the fourth quarter of 2022.  As a result, shaft sinking activities are now planned to commence at the end the first quarter of 2023.

Exploration drilling by the Partnership in the fourth quarter of 2022 at the Odyssey project focused on infilling the East Gouldie deposit from surface and the Odyssey South deposit from underground, as well as obtaining more information on the Odyssey internal zones.  Exploration drilling also continued to investigate extensions of the East Gouldie Zone laterally to the east and to the west.

The Company is currently evaluating a number of near surface and underground opportunities on the Canadian Malartic property to leverage anticipated future excess mill capacity and mining infrastructure.  The Canadian Malartic land package contains two properties (Camflo and LTA) that hosted significant past producing gold mines.  These properties appear to have considerable exploration potential and are both located within trucking distance of the Canadian Malartic mill.

The Camflo mine property is located approximately six kilometres northeast of the town of Malartic.  Historical production at the Camflo mine occurred between 1965 and 1992 and approximately 1.65 million ounces of gold were produced.  The property has not been explored since the mid-1980s and the Company has identified porphyry hosted gold mineralization that could potentially be mined in an open pit scenario.  In 2023, an exploration drilling program is planned to further evaluate the exploration potential on the property.

In January 12, 2023, the Partnership entered into an agreement with Barrick Gold Corporation to acquire the LTA property, which is expected to close in the first half of 2023. The LTA property is one of the last inlier claims on the eastern portion of the Canadian Malartic property.  The LTA property covers approximately 3,200 hectares and hosted approximately 50% of the historical gold production at the Malartic Goldfields mine (1.7 million ounces of gold from 9.0 Mt grading 5.91 g/t gold).  In the near term, the Company plans to complete compilation of the historical data to prioritize drill targets for later in 2023.

Goldex Mine

In 2022, Goldex achieved several milestones, including record annual tonnage hauled by the Rail-Veyor system, record tonnage of ore hoisted and record tonnage of ore milled.

In 2022, Goldex produced 141,502 ounces of gold at cash costs per ounce of $765. In 2023, the Company expects to produce between 130,000 and 140,000 ounces of gold at the Goldex mine at cash costs per ounce of $786.

Strong operational performance in the South Zone in the fourth quarter of 2022 and full year 2022 was the key driver to exceed the minesite production targets.

In the fourth quarter of 2022, Goldex achieved above forecast lateral development which supports the development of new production areas in the South Zone and Deep 2 Zone planned for 2023.

In 2022, the Company commenced development activities at the Akasaba West project, the main activities included the removal of overburden and the installation of surface infrastructure (offices, water treatment installation). The Company expects to complete construction for production in early 2024 and the project is expected to provide additional production flexibility to Goldex starting in 2024.

Conversion drilling at Goldex in 2022 succeeded in adding 124,000 ounces of gold to mineral reserves to partly replace mine production depletion of 159,000 ounces of gold in situ, with mineral reserves now standing at 962,000 ounces of gold (18.4 million tonnes grading 1.62 g/t gold).

Exploration drilling in the fourth quarter of 2022 in South Zone Sector 3 continued to return significant results, including hole GD138-011 that intersected 21.5 g/t gold over 3.6 metres at 1,461 metres depth.

Meliadine Mine

In 2022, the Meliadine mine produced 372,874 ounces of gold at total cash costs per ounce of $863.  In 2023, the Company expects production at the Meliadine mine to be between 355,000 and 375,000 ounces at total cash costs per ounce of approximately $850.

In the fourth quarter of 2022, the underground mine continued to deliver solid operational performance resulting in higher than forecast ore tonnes hauled to surface.  Development activities were lower than forecast primarily due to unplanned maintenance on mobile equipment and workforce availability.  The delay in underground development is not expected to affect the mining sequence in the upcoming quarter. In the open pit, ore production was above forecast mostly related to increased ore available for mucking and good overall productivity.

Meliadine continued consistent and productive automated mucking and haulage activities between shifts with automation used on 84% of days in the fourth quarter of 2022.  In 2023, the Company expects to increase automated activities, as well as complete the deployment of a new fleet management system.

Meadowbank Complex

The Meadowbank complex acheived its best year of production in 2022, increasing annual mill throughput by over 300,000 tonnes (including pre-commercial production), while achieving commercial production at the Amaruq underground deposit on August 1, 2022.

In 2022, the Meadowbank complex produced 373,785 ounces of gold at total cash costs per ounce of $1,210.  In 2023, the Company expects production at the Meadowbank Complex to be between 410,000 and 430,000 ounces at total cash costs per ounce of approximately $1,315.

In the fourth quarter of 2022, the open pit entered into a lower gold grade area at Whale Tail and IVR and a higher waste stripping period that is expected to last through 2023. Mill throughput was affected by high sulfur content ore and the ongoing ramp-up of the high pressure grinding roll system while gold recovery was affected by a leach tank that was down during the month of October.  The Company continues to ramp up the use of the high pressure grinding rolls following the commissioning of the project in the second quarter of 2022

Hope Bay Project

On February 2, 2021, Agnico Eagle completed the acquisition of TMAC for consideration of approximately $226.0 million. In September and October of 2021, there were a significant number of COVID-19 cases identified at the Hope Bay project. As a precautionary measure, the Company decided to suspend mining and milling operations. The Company started to ramp-up exploration and underground activities in mid-November 2021. However, with increasing cases of COVID-19 in December 2021, the Company again reduced all activities at site to essential services only. The Company determined in February 2022 that production activities would be suspended for the remainder of 2022 and 2023 and the Company’s primary focus during this time would be accelerating exploration and the evaluation of larger production scenarios.

In 2022, exploration drilling at Hope Bay confirmed the potential to upgrade and expand mineral resources at the Doris deposit.  Exploration in 2023 will primarily shift to the Madrid deposit to further expand the mineral resources with a focus on defining areas of higher-grade mineralization.  Work continues on evaluating various future production scenarios.

Farther south in the Hope Bay belt at the Boston deposit, the camp was refurbished in 2022 and is ready for exploration drilling in 2023.

Kittila Mine

In 2022, Kittila produced 216,947 ounces of gold at cash costs per ounce of $980. In 2023, the Company expects to produce between 190,000 to 210,000 ounces of gold at the Kittla mine at cash costs per ounce of $950, current guidance contemplates operating under the 1.6 Mtpa operating permit while awaiting for a final decision by the Supreme Administrative Court of Finland on the reinstatement of the 2.0 Mtpa operating permit.

As a result of the permit limitation and the electricity price volatility in the fourth quarter of 2022, the underground mine production was reduced to approximately 183,000 tonnes and the underground mine activities were largely focused on lateral development. The Company expects a final decision from the SAC during the second half of 2023.  Until then, the Company will rely on the current mining permit while maintaining operational flexibility to reach the 2.0 Mtpa volume in case of a positive decision by the SAC. If the SAC does not reinstate Agnico Finland’s right to operate at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.

Electricity prices stabilized towards the end of December 2022, with the commissioning of a nearby nuclear power plant now expected to be completed in the first quarter of 2023.  As a result, the underground mine activities resumed in January 2023 (not at the 2.0 Mtpa rate). The Company continues to monitor closely the stability of the grid and electricity pricing.

During the fourth quarter of 2022, the shaft sinking project progressed as planned.  The service hoist rope-up was completed and the production hoist rope-up is underway.  The final conveyor at the S1000 production level was also

completed.   The commissioning of the production hoist is expected to start in the first quarter of 2023 and ramp up of activities in the second quarter of 2023. In the fourth quarter of 2022, the commissioning of a nitrogen removal plant commenced and the Company focused on ramping-up and stabilizing the process.  Nitrogen removal of 70% to 80% was achieved, which is ahead of expectations.

During the fourth quarter of 2022, drilling continued to extend the Sisar Zone at depth in the Rimpi area by approximately 130 metres down-plunge from the Suuri area.

Detour Lake Mine

For the period between February 8 and December 31, 2022 the Detour Lake mine produced 651,182 ounces  at cash costs per ounce of $657. For the complete twelve months of 2022, including the period before the Merger, pro-forma total gold production at the Macassa mine was 732,572 ounces. In 2023, the Company expects production at the Detour Lake mine to be between 675,000 and 705,000 ounces at total cash costs per ounce of approximately $707.

In the fourth quarter of 2022, tonnage milled was lower than forecast as a result of the five week long secondary crusher screen installation on the first line of the mill circuit which was originally planned earlier in the year.  The lower tonnage from the shutdown was partially offset by better than planned performance from the recently commissioned refeed system.

The Company continues to advance multiple initiatives with the goal of increasing mill throughput from 23.0 Mtpa in 2020 to 28.0 Mtpa in 2025.  The initiatives completed to date include improved fragmentation at the mine, improved primary crusher choke feeding, removal of the daily regulatory mill limit, the completion of the 610 conveyor re-feed and the installation of screens before the secondary crushers.  All of these initiatives are expected to bring the mill throughput capacity to approximately 27.5 Mtpa in 2023. The installation and commissioning of the screens before the secondary crushers on line two were completed in the third quarter of 2022 and on line one in the fourth quarter of 2022.

Exploration at Detour Lake in the fourth quarter of 2022 was focused on infill drilling under the West Pit Zone, conversion drilling to the west along the West Pit Extension, and exploration drilling of several regional targets.

Macassa Mine

For the period between February 8, 2022, the Macassa mine produced 180,833 ounces of gold at cash costs per ounce of $683. For the complete twelve months of 2022, including the period before the Merger, pro-forma total gold production at the Macassa mine was 200,288 ounces. In 2023, the Company expects production at the Macassa mine to be between 205,000 and 225,000 ounces at total cash costs per ounce of approximately $761.

Development work to connect the new shaft infrastructure to the existing mining areas continued to advance during the fourth quarter of 2022.  Construction of the conveyor loadout station is underway and is expected to be completed in first quarter of 2023.  The Shaft #4 production hoist commissioning commenced in December 2022, with final commissioning of the full material handling system expected to be completed in the first quarter of 2023.

The upgrade of the ventilation system progressed as planned.  In the fourth quarter of 2022, the civil construction for the installation of the two 3,000 horse power fans was completed and work on the mechanical and electrical installation is  underway.  The commissioning of the fans is expected to commence in the first quarter of 2023.

At the Macassa mine, the near-term focus is optimizing the mill with high-grade ore from the South Mine Complex.  As a result, the Company is evaluating the potential to transport ore from the AK deposit at Macassa to the LaRonde mill (a distance of approximately 130 kilometres) to utilize the excess mill capacity.

Fosterville Mine

For the period between February 8, 2022 and December 31, 2022, the Fosterville mine produced 338,327 ounces of gold at cash costs per ounce of $378. For the complete twelve months of 2022, including the period before the Merger, pro-

forma total gold production at the Fosterville mine was 383,206 ounces. In 2023, the Company expects production at the Fosterville mine to be between 295,000 and 315,000 ounces at total cash costs per ounce of approximately $457.

In the fourth quarter of 2022, mine production was affected by lower than target grade reconciliation in an ultra-high-grade stope. Significant rainfall and flooding in October 2022, stressed the mine water management system and resulted in a pause in development at Robbins Hill as development crews were redeployed to the Harrier area.

Mine production continues to be affected by primary ventilation operating restrictions related to low frequency noise issues. The Company is exploring means of reducing the regenerative noise from the existing main ventilation fans' silencers. In the fourth quarter of 2022, a structural and air borne noise investigation was completed.  Additional surface attenuation engineering design was completed in the quarter and testing is expected to commence in the first quarter of 2023. The Company will continue to work towards a resolution into 2023, while also evaluating the potential installation of the primary fans underground in the longer term.

Four underground ventilation raises are planned to be excavated at Lower Phoenix and Harrier to upgrade the ventilation system and extend the service of the primary fans.  The excavation of the ventilation raises commenced in the fourth quarter of 2022 and completion of the full ventilation upgrade project is expected in the first half of 2024.

In the fourth quarter of 2022, work continued on the seventh raise of the flotation tailings storage facility, despite the challenge with  heavy spring rains. The wall raise is expected to provide an additional 17 months of tailings storage capacity and be completed in the first half of 2023.

Exploration drilling on the Fosterville mining lease and exploration licenses totalled 154,917 metres during 2022.  Drilling in the Lower Phoenix and Cardinal zones was paused early in the fourth quarter of 2022 to extend the P3912 drill drive development, which advanced 137 metres during the quarter.  Drilling will resume from the drill drive in the second quarter of 2023 to test the extensions of high-grade mineralization identified in the Lower Phoenix and Cardinal zones.

Infill and extension drilling progressed from the Robbins Hill exploration decline during the fourth quarter of 2022 with a new splay structure named Wu identified in the hanging wall of the Curie Fault.

Pinos Altos Mine

In 2022, the Pinos Altos mine produced 96,522 ounces of gold at total cash costs per ounce of $1,249.  In 2023, the Company expects production at the Pinos Altos mine to be between 80,000 and 90,000 ounces at total cash costs per ounce of approximately $1,168.

The backlog in underground development at the Santo Niño and Cerro Colorado areas, resulting from the higher than anticipated rehabilitation work in the first six months of 2022, continued to affect the stope availability and ore delivery to the mill in the fourth quarter of 2022. In the third quarter of 2022, the Company adjusted the mining sequence and mining rate according to the current mining conditions and established a plan to improve the mining recovery and reduce dilution.  With these initiatives in place, the Company saw improvements in the development and production rates in the fourth quarter of 2022 aligned with the modified mining plan.

At Reyna de Plata, open pit pre-stripping activities at Pit 1 were completed in the fourth quarter of 2022 as planned.  Ore production from Reyna de Plata was above target in the fourth quarter of 2022.

In the fourth quarter of 2022, pre-construction activities at the Cubiro deposit were halted.  Additional exploration and definition drilling is planned for 2023 to better define the high grade ore shoot for future production and optimize the mine design and sequence.  Initial production is now expected in the second half of 2024.  Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations.

In addition to the planned drilling at Cubiro, the exploration program at Pinos Altos is focused on testing the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property.

La India Mine

In 2022, the La India mine produced 74,672 ounces of gold at total cash costs per ounce of $1,056.  In 2023, the Company expects production at the La India mine to be between 60,000 and 70,000 ounces at total cash costs per ounce of approximately $1,147.

In the fourth quarter of 2022, the La India pit was depleted.  At El Realito pit, the stripping ratio in the early mining phase was higher than anticipated and resulted in lower ore tonnes being placed on the heap leach. The El Realito rock storage facilities were completed in December 2022 as planned

The El Realito pit is expected to be mined out late in the fourth quarter of 2023.  Gold production in 2024 will come from the residual leaching of the heap leach pads.

An exploration program aimed to investigate additional sulphide mineralization is continuing with a plan to drill approximately 4,000 metres in 2023 at the Chipriona polymetallic sulphide deposit to test potential lateral extensions and parallel structures at open pit depths.

Production Summary

Following the completion of the Merger, the Company now has six cornerstone production assets (the LaRonde, Meadowbank and Canadian Malartic complexes and the Detour Lake, Fosterville and Meliadine mines) each with annual production rates in 2023 expected to be in excess of 300,000 ounces of gold. In 2022, payable gold production was 3,135,007 ounces. As the Company optimizes this expanded production platform, it expects to continue to deliver on its vision and strategy. The Company expects that the main contributors to achieving the targeted levels of payable gold production, mineral reserves and mineral resources in the near term will include:

●	continued ramp-up of the Nunavut operations;
●	continued mill and mine plan optimization; and
●	continued conversion of current mineral resources to mineral reserves.

Financial Outlook

As of the date of this MD&A, the Company does not expect that the COVID-19 pandemic will affect its planned 2023 capital expenditure and exploration program, but cannot provide any assurances that proposed capital expenditure or exploration activities will not be delayed, postponed or cancelled whether as a result of the COVID-19 pandemic, measures taken associated with the pandemic or otherwise. See “Notes to Investor Concerning Forward-Looking Statements”and Risk Profile - Impact of COVID-19 on the Company’s Business and Operations” in this MD&A for a discussion of assumptions and risks relating to such statements and information and a discussion of certain risks facing the Company relating to the pandemic.

Revenue from Mining Operations and Production Costs

In 2023, the Company expects to continue to generate solid cash flow with payable production of approximately 3,240,000 to 3,440,000 ounces of gold compared with 3,135,007 ounces in 2022. This expected increase in payable production of gold is primarily due to the completion of the Merger, with production from the Detour and Macassa mines in Canada and the Fosterville mine in Australia that was previously held by Kirkland, the acquisition of the other 50% of the Canadian Malartic complex upon closing of the Yamana Transaction and the continued ramp-up of production at the Meliadine and Amaruq underground mines.

The table below sets out expected payable production in 2023 and actual payable production in 2022:

	2023	2022
	Forecast	Actual
Gold (ounces)	3,240,000 - 3,440,000	3,135,007
Silver (thousands of ounces)	2,371	2,292
Zinc (tonnes)	10,532	8,195
Copper (tonnes)	2,683	2,901

In 2023, the Company expects total cash costs per ounce of gold produced on a by-product basis to be between $840 and $890. At the LaRonde Complex total cash costs per ounce of gold produced on a by-product basis is expected to be approximately $923 compared with $703 in 2022. In calculating expectations of total cash costs per ounce of gold produced on a by-product basis for the LaRonde mine, net silver, zinc and copper by-product revenue offsets production costs. Therefore, production and price assumptions for by-product metals play an important role in the LaRonde Complex’s expected total cash costs per ounce of gold produced on a by-product basis. The Pinos Altos mine also generates significant silver by-product revenue. An increase in by-product metal prices above forecast levels would result in improved total cash costs per ounce of gold produced on a by-product basis at these mines. Total cash costs per ounce of gold produced on a co-product basis are expected to be approximately $1,052 in 2023 at the LaRonde Complex compared with $885 in 2022.

As production costs at the LaRonde, Canadian Malartic and Meadowbank complexes as well as the Detour Lake, Macassa, Meliadine and Goldex mines are incurred primarily in Canadian dollars, production costs at the Fosterville mine are incurred primarily in Australian dollars, production costs at the Kittila mine are incurred primarily in Euros, and a portion of the production costs at the Pinos Altos and La India mines are incurred in Mexican pesos, the US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates also affect the Company’s expectations for the total cash costs per ounce of gold produced both on a by-product and co-product basis.

The table below sets out the metal price and exchange rate assumptions used in deriving the expected 2023 total cash costs per ounce of gold produced on a by-product basis (forecast production for each metal is shown in the table above) as well as the actual market average closing prices for each variable for the period of January 1, 2023 through February 28, 2023:

		Actual
		Market Average
	2023	(January 1, 2023 -
	Assumptions	February 28, 2023)
Silver (per ounce)	$22.00	$22.90
Zinc (per tonne)	$3,086	$3,224
Copper (per tonne)	$8,818	$8,989
Diesel (C$per litre)	$0.93	$1.85
US$/C$exchange rate (C$)	$1.32	$1.34
US$/Euro exchange rate (Euros)	€0.91	€0.93
US$/Mexican peso exchange rate (Mexican pesos)	20.00	18.79
US$/A$ exchange rate (A$)	$1.40	$1.44

See Risk Profile - Commodity Prices and Foreign Currencies in this MD&A for the expected impact on forecast 2023 total cash costs per ounce of gold produced on a by-product basis of certain changes in commodity prices and exchange rate assumptions.

Exploration and Corporate Development Expenditures

In 2023, Agnico Eagle expects to incur exploration and corporate development expenses of approximately $328.4 million.

A top priority of the 2023 exploration program is a major drilling campaign in the deeper, higher-grade portions of the Detour Lake deposit to assist in the study of a potential underground mining scenario and to improve understanding of the deposit in support of further optimization and potential expansion of the open pit.  Other priorities in 2023 are the growth of the underground Odyssey project at the Canadian Malartic complex and exploration campaigns at the LaRonde Complex, the Macassa, Meliadine, Fosterville, Kittila mines and Hope Bay project.

At the LaRonde Complex, the Company expects to spend approximately $1.6 million for 13,200 metres of capitalized drilling and approximately $9.8 million for 43,000 metres of exploration drilling into multiples targets including Zone 5, Zone 6, Zone 20N and the recently discovered Zone 20N Zn South with the aim of adding new mineral reserves and mineral resources to extend mine life further into the 2030s.  The budgeted work program includes further extension of the exploration drift on Level 215 by 1,060 metres to the west to provide drill platforms to test the vertical extensions of known zones on the Bousquet property and below the LZ5 deposit.

At the Goldex mine, the Company expects to spend approximately $4.8 million for 41,000 metres of drilling comprised of 25,300 metres of conversion drilling and 15,700 metres of exploration drilling, focused on the M Zone, West area, South Zone and at depth in the Deep 3 Zone.

At the Canadian Malartic complex and Odyssey project, the Company expects to spend a total of approximately $21.8 million (50% portion attributable to the Company for the first quarter of 2023 and 100% basis for the remaining quarters of 2023) for 164,000 metres of drilling (100% basis).  Exploration at the Odyssey Project will include $11.8 million for 102,000 metres of drilling with four objectives: continued drilling into the East Gouldie deposit to convert additional inferred mineral resources to indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey’s internal zones.  Approximately $5.0 million is budgeted for 22,000 metres of exploration drilling mainly to complete a first phase of drilling at the adjacent Camflo property acquired by the Partnership in 2021 for its near-surface, bulk-tonnage gold mineralization potential.  The remaining $5.0 million is budgeted for 40,000 metres of drilling into gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

At the Detour Lake mine, the Company expects to spend a total of approximately $33.2 million for 171,000 metres of drilling that will include $29.4 million for 157,000 metres of capitalized drilling to expand mineral resources at depth and to the west in support of a preliminary economic assessment of the underground project and further optimization of the open pit in the Saddle and West Pit areas.  The remaining $3.7 million is for 14,000 metres of exploration drilling to continue to investigate the Sunday Lake deformation zone to the east and west of the current pit's mineral resources.

At the Macassa mine, the Company expects to spend approximately $18.3 million for 145,400 metres of capitalized drilling to replace depletion of mineral reserves and mineral resources.  $1.2 million is budgeted for 9,500 metres of exploration drilling to continue to investigate extensions of key targets at South Mine Complex (East, West, Upper and Lower), Main Break, '04 Break, Amalgamated Break and Near-Surface.  The remaining $14.1 million of capitalized exploration will be spent to further develop exploration drifts including the 1.3 kilometre exploration ramp from the Near-Surface area in order to access, develop and infill with underground drilling the mineralization on the AK property.

For regional exploration in Ontario, the Company expects to spend a total of $9.5 million to undertake a major compilation of all historical information in the Company's properties in the Kirkland Lake camp.  The compilation will assist in developing new exploration targets around the Macassa mine and the Company anticipates undertaking 8,000 metres of exploration drilling at some of these targets beyond the mine site.  At Upper Beaver the Company continues to evaluate different development scenarios with the adjacent operations and processing facilities that the Company owns along the Cadillac-Larder Lake break in Quebec and Ontario.

At the Meliadine mine, the Company expects to spend approximately $12.3 million for 53,100 metres of capitalized drilling with a focus on conversion drilling at the Tiriganiaq, Pump, Normeg, Wesmeg and F-Zone deposits, and $2.4 million for further development of the exploration drift.  An additional $1.9 million is budgeted for 10,100 metres of exploration drilling of the Tiriganiaq, Normeg, Wesmeg and F-Zone deposits.

At the Meadowbank Complex, the Company expects to spend approximately $8.4 million for 32,000 metres of expensed exploration drilling focused on testing open-pit and depth extensions of mineralization and the potential for further underground deposits at the Amaruq satellite operation.

The Company expects to spend an additional $6.7 million for 8,000 metres of drilling to investigate for new, near-surface satellite deposits close to the road and infrastructure around the Meliadine and Meadowbank/Amaruq operations.

At the Hope Bay property, the Company expects to complete 72,200 metres of drilling in a $30.6 million exploration program that will include 30,800 metres of underground exploration drilling at the Doris deposit to explore the extensions of mineralization and to add mineral reserves and mineral resources in the BTD zone to the north and in the BCO, BCN and West Valley zones below the dike.  The Company expects to spend $17.3 million for 41,400 metres of surface drilling into exploration targets around the Doris deposit, between the Doris and Madrid deposits, and around the Madrid deposit with the objective of adding mineral reserves and mineral resources to the project.

At the Fosterville mine, the Company expects to spend approximately $20.7 million for 105,300 metres of capitalized drilling and the development of exploration drifts to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbins Hill areas.  $4.5 million is budgeted for 11,300 metres of underground and surface expensed exploration with the aim of discovering additional high-grade mineralization at the Fosterville mine.  An additional $1.3 million is budgeted for regional exploration on properties surrounding the Fosterville mine and $3.3 million is budgeted for 4,000 metres of drilling in the Northern Territory mostly to test new targets at Pine Creek, Maud Creek, Mt Paqualin and Union Reefs.

At the Kittila mine, the Company expects to spend approximately $10.7 million for 68,500 metres of drilling focused on the Main zone in the Roura and Rimpi areas as well as the Sisar zone.  The drilling includes 53,000 metres of capitalized conversion drilling at the mine as described above and 15,500 metres of expensed exploration drilling.  The expensed drilling will be focused on targets beyond the current mineral reserve area, especially from 1,500 to 2,000 metres depth and at shallower depths in the area north of the mine.

At the Pinos Altos mine, the Company expects to spend approximately $6.5 million for 11,000 metres of capitalized drilling and 21,500 metres of expensed exploration drilling.  The two main objectives of the exploration drilling are to continue to infill and expand the mineral resource at Cubiro, and to test the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property.

At the Santa Gertrudis project, the Company expects to spend $7.3 million for 10,000 metres of exploration drilling.

In other regional exploration in Mexico, the Company expects to spend approximately $8.5 million for work that will include 3,000 metres of expensed drilling.

Exploration programs are designed to infill and expand known deposits and test other favourable target areas that could ultimately supplement the Company’s existing production profile. Exploration is success-driven and thus planned exploration could change materially based on the interim results of the various exploration programs. When it is determined that a project can generate future economic benefit, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2023, the Company expects to capitalize approximately $123.4 million of drilling and development costs related to further delineating ore bodies and converting mineral resources into mineral reserves.

Amortization of Property, Plant and Mine Development

Amortization of property, plant and mine development expense is expected to be between $1,360.0 million and $1,410.0 million in 2023 compared with $1,094.7 million in 2022.

Other Expenses

General and administrative expenses are expected to be between $175.0 million and $195.0 million in 2023 compared with $220.9 million in 2022. In 2023, the Company expects additional expenses to be between $35.0 million and $40.0 million related to site maintenance costs at the Hope Bay project, Holt mining complex and Northern Territory in Australia, and other expenses to be between $10.0 million and $15.0 million related to sustainable development activities in the Abitibi region of Quebec.

Capital Expenditures

Capital expenditures, including sustaining capital, construction and development costs and capitalized exploration costs, are expected to total approximately $1,539.0 million in 2023. The Company expects to fund its 2023 capital expenditures through operating cash flow from the sale of its gold production and the associated by-product metals. Significant components of the expected 2023 capital expenditures program include the following:

●	$799.6 million in sustaining capital expenditures(i) relating to the Detour Lake mine ($233.8 million), Meadowbank Complex ($107.4 million), Canadian Malartic complex ($105.0 million – 50% portion attributable to the Company for the first quarter of 2023 and 100% for the remaining quarters of 2023), LaRonde Complex ($74.4 million), Fosterville mine ($53.7 million), Meliadine mine ($62.5 million), Kittila mine ($58.3 million), Macassa mine ($49.1 million), Goldex mine ($20.6 million), Pinos Altos mine ($18.3 million) and other projects ($16.5 million);
●	$616.0 million in development capital expenditures(i) relating to the Canadian Malartic complex ($133.4 million – 50% portion attributable to the Company for the first quarter of 2023 and 100% for the remaining quarters of 2023), Detour Lake mine ($116.5 million), Meliadine mine ($113.3 million), Macassa mine ($89.8 million), Goldex mine ($57.9 million), LaRonde Complex ($54.7 million), Kittila mine ($26.8 million), Fosterville mine ($17.7 million), Pinos Altos mine ($5.9 million); and
●	$123.4 million in capitalized exploration expenditures.

The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets using the Company’s securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico Eagle may be required to issue debt or securities to satisfy cash payment requirements.

All-in Sustaining Costs per Ounce of Gold Produced

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold on a by-product basis, except that the total cash costs per ounce on a co-product basis is used, meaning no adjustment is made for by-product metal revenues.

Agnico Eagle’s all-in sustaining costs per ounce of gold produced on a by-product basis are expected to be approximately $1,140 to $1,190 in 2023 compared with $1,109 in 2022.

(i)	Sustaining capital expenditure and development capital expenditures are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to total capital expenditures see “Non-GAAP Financial Performance Measures” below. See also “Note to Investors Concerning Certain Measures of Performance”.

Risk Profile

The Company is subject to significant risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. The risks described below are not the only ones facing the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For a more comprehensive discussion of these inherent risks, see “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities.

Impact of COVID-19 on the Company’s Business and Operations

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19 and its variants, and the duration and intensity of resulting business disruption and related financial and social impact, remain uncertain. While there has been a significant reduction in public health measures in 2022, the extent and manner in which COVID-19, and future measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 and its variants, may affect the Company cannot be predicted with certainty.

COVID-19, its variants and these measures have had and may continue to have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability, travel, contractor availability, availability of supplies, ability to sell or deliver gold doré bars or concentrate, the Company’s ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of insurance and the costs thereof. Some of these impacts, individually or when aggregated with other impacts, may be material to the Company. Measures taken by governments, the Company or others in relation to COVID-19 and its variants has, and could again, result in the Company reducing or suspending operations at one or more of its mines.

In December 2021, the Company experienced an increase in COVID-19 cases at its Nunavut operations given the increased spread and transmission of the Omicron variant of COVID-19. The Company took precautionary steps to protect the continued health of its Nunavut based workforce (“Nunavummiut”) and local residents in the communities in which they live. In collaboration with the Nunavut public health authorities, the Company sent home the Nunavummiut from its Meliadine, Meadowbank and Hope Bay operations as well as its Nunavut exploration projects. Activities at the Meliadine mine were affected until mid-January 2022 and activities at the Meadowbank complex were affected until early February 2022. The Company worked with the Nunavut public health authorities on a reintegration plan and the process to return the Nunavummiut to the Company’s Nunavut operations was completed in early April 2022. Both operations are now back to operating at normal levels. In 2022, all sites are maintaining health and safety protocols but the impact appears to becoming more manageable as the virus continues to evolve into milder variant strains.

Financial Instruments

The Company’s principal financial liabilities are comprised of accounts payable and accrued liabilities, long-term debt and derivative financial instruments. The Company uses these financial instruments to manage its cash flows which are used to support ongoing operations and future growth.

The Company’s principal financial assets are comprised of cash and cash equivalents, trade receivables, equity securities and derivative financial instruments, including share purchase warrants. Cash and cash equivalents and trade receivables are generated by the Company’s operations. Equity securities and share purchase warrants are generally strategic investments made in other mining companies.

Using financial instruments exposes the Company to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, commodity price risk and foreign currency risk, as discussed below).

Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with what the Company believes to be high quality counterparties such as major banks and limiting concentration risk.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company attempts to mitigate liquidity risk primarily by monitoring its debt rating and the maturity dates of existing debt and other payables.

Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle’s financial instruments.

The following table sets out a summary of the Company’s financial instruments(i) as at December 31, 2022:

Financial Instrument	Carrying Value	Associated Risks
Cash and cash equivalents	658,625	Credit, Market
Short-term investments	9,896	Credit, Market
Trade receivables	8,579	Credit, Market
Loans receivable	3,939	Credit, Market
Equity securities	304,618	Liquidity, Market
Share purchase warrants	28,124	Liquidity, Market
Fair value of derivative financial instruments	8,774	Market
Accounts payable and accrued liabilities	(672,503)	Liquidity
Fair value of derivative financial instruments	(78,114)	Market
Long-term debt	(1,342,070)	Liquidity
Lease obligations	(151,342)	Market

Note:

(i)	See Note 6 and Note 20 in the consolidated annual financial statements for details on the Company’s financial instruments, fair value measurements and financial risk management.

Interest Rates

The Company’s current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company’s development projects and working capital requirements. As at December 31, 2022, there were no amounts outstanding on the Company's Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company’s interest income fluctuates with short-term market conditions. As at December 31, 2022, short-term investments were $9.9 million.

Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR (or its replacement). In the past, the Company has entered into derivative instruments to hedge against unfavourable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates.

Commodity Prices and Foreign Currencies

Agnico Eagle’s net income is sensitive to metal prices and the US dollar/Canadian dollar, US dollar/Australian dollar, US dollar/Euro and US dollar/Mexican peso exchange rates.

Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals may be attributed to factors such as demand and global mine production levels. Changes in the market price of diesel may be attributed to factors such as supply and demand. Changes in exchange rates may be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2022, the ranges of metal prices, diesel prices and exchange rates were as follows:

●	Silver: $17.77 – $26.18 per ounce, averaging $21.73 per ounce;
●	Zinc: $2,680 – $4,582 per tonne, averaging $3,474 per tonne;
●	Copper: $6,995 – $10,730 per tonne, averaging $8,754 per tonne;
●	Diesel: C$1.03 – C$2.41 per litre, averaging C$1.62 per litre;
●	US dollar/Canadian dollar: C$1.24 – C$1.40 per $1.00, averaging C$1.30 per $1.00;
●	US dollar/Australian dollar: A$1.31 – A$1.62 per $1.00, averaging A$1.44 per $1.00.
●	US dollar/Euro: €0.87 – €1.05 per $1.00, averaging €0.95 per $1.00; and
●	US dollar/Mexican peso: 19.04 – 21.47 Mexican pesos per $1.00, averaging 20.11 Mexican pesos per $1.00

In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no forward gold sales. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and by-product metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum by-product metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance realized by-product metal prices. The Company’s policy does not allow speculative trading.

The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Australian dollars, Euros, or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under its Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation into US dollars of assets and liabilities denominated in other currencies), as it does not give rise to cash exposure. The Company’s foreign currency derivative financial instrument strategy includes the use of purchased puts, written calls, collars and forwards that are not held for speculative purposes. As at December 31, 2022, there were foreign exchange derivatives outstanding related to $2,907.9 million of 2023 and 2024 expenditures. During the year ended December 31, 2022 the Company recognized a loss of $100.2 million on foreign exchange derivatives in the loss on derivative financial instruments line item of the consolidated statements of income.

Cost Inputs

The Company considers and may enter into risk management strategies to mitigate price risk on certain consumables, including diesel fuel. These strategies may include longer term purchasing contracts and financial and derivative instruments. As at December 31, 2022, there were derivative financial instruments outstanding relating to 19.0 million gallons of heating oil. During the year ended December 31, 2022 the Company recognized a gain of $18.5 million on heating oil derivatives in the loss on derivative financial instruments line item of the consolidated statements of income.

Operational Risk

The Detour Lake and Meliadine mines and the Meadowbank and LaRonde complexes were the Company’s most significant contributors in 2022 to the Company's payable production of gold at 20.8%, 11.9%, 11.9% and 11.4%, respectively, and are expected to account for a significant portion of the Company's payable production of gold in the future.

Mining is a complex and unpredictable business and, therefore, actual payable production of gold ounces may differ from expectations. Adverse conditions affecting mining or milling may have a material adverse impact on the Company’s financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

Regulatory Risk

The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and, among other things, tailings management, toxic substances, environmental protection, greenhouse gases, mine safety, reporting of payments to governments and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities on mining properties or more stringent implementation or interpretation thereof could have a material adverse effect on the Company, increase costs, cause a reduction in levels of production and delay or prevent the development of new mining properties. Regulatory enforcement, in the form of compliance or infraction notices, has occurred at some of the Company’s mines and, while the current risks related to such enforcement are not expected to be material, the risk of material fines or corrective action cannot be ruled out in the future.

Controls Evaluation

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (‘‘ICFR’’) and disclosure controls and procedures (‘‘DC&P’’).

ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.

DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may change.

There have been no significant changes in our internal controls during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitation on scope of design

The Company acquired Kirkland during the year ended December 31, 2022. Financial information for this acquisition is included in this MD&A and in Note 5 to the consolidated annual financial statements. The CSA’s National Instrument 52-109 (“NI 52-109”) and the SEC staff provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of internal controls over financial reporting. In accordance with NI 52-109 and SEC staff guidance, the Company's management excluded Kirkland from management's report on internal control over financial reporting for the year ending December 31, 2022.

The tables below set out summary financial information for Kirkland included in the Company’s consolidated annual financial statements. Result of operations from Kirkland have been consolidated with those of the Company from February 8, 2022:

February 8, 2022 -
(in thousands of United States Dollars)	December 31, 2022
Revenues from mining operations	$2,161,140
Income before income and mining taxes	$799,154

As at
December 31, 2022
Total current assets	$518,710
Total non-current assets	$13,513,239
Total current liabilities	$228,310
Total non-current liabilities	$3,010,837

The Company’s management, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of its ICFR and DC&P as at December 31, 2022. Based on this evaluation, management concluded that the Company’s ICFR and DC&P were effective as at December 31, 2022.

Outstanding Securities

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 22, 2022 were exercised:

Common shares outstanding	458,000,925
Employee stock options	5,585,567
Common shares held in a trust in connection with the Restricted Share Unit plan, Performance Share Unit plan and Long Term Incentive Plan	740,855
Total	464,327,347

Critical IFRS Accounting Policies and Accounting Estimates

The Company’s consolidated annual financial statements are prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board. Agnico Eagle’s significant accounting policies including a summary of current and future changes in accounting policies are disclosed in Note 3 in the consolidated annual financial statements.

The preparation of the consolidated annual financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2022 are disclosed in Note 4 to the consolidated annual financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company’s disclosure in this MD&A.

Mineral Reserve Data

The scientific and technical information contained in this MD&A other than regarding  mineral reserves and mineral resources, relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration, each of whom is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic complex) has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management; relating to mineral reserves and mineral resources at the Canadian Malartic complex, has been approved by Patrick Fiset, Eng., Technical Services Manager at Canadian Malartic Corporation (for engineering open-pit), Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering underground) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

The assumptions used for the mineral reserve estimates at all mines and advanced projects held by Agnico Eagle on December 31, 2022 (except the Hope Bay project, Hammond Reef project, Akasaba West project and Upper Beaver project) are $1,300 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc and $3.00 per pound copper as at December 31, 2022. Mineral reserve estimates at the Hope Bay project and Hammond Reef project are $1,350 per ounce gold. Mineral reserve estimates at the Akasaba West project are $1,250 per ounce gold. Mineral reserves estimates at the Upper Beaver project are $1,200 per ounce of gold and $2.75 per pound of copper. Foreign exchange rates assumptions of C$1.30 per US$1.00, A$1.36 per US$1.00, €0.90 per US$1.00, and 18.00 Mexican pesos per US$1.00 were used for all mines and projects, except for C$1.25 per US$1.00 used for Upper Beaver, Upper Canada and Holt Complex, and Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; and €0.86 per US$1.00 used for Barsele.

The following table sets out the proven and probable mineral reserves for properties held by Agnico Eagle as of December 31, 2022:

		Gold Grade	Contained
		(Grams per	Gold
Proven and Probable Mineral Reserves by Property(i)(ii)	Tonnes	Tonne)	(Ounces)(iii)
	(thousands)		(thousands)
Proven Mineral Reserves
LaRonde mine	2,809	5.23	473
LaRonde Zone 5 mine	4,904	2.08	327
Canadian Malartic complex (attributable 50.0%)	25,802	0.7	579
Goldex mine	607	2.89	56
Detour Lake mine	107,622	0.91	3,133
Macassa mine	135	15.33	66
Meadowbank Complex	1,892	2.14	130
Meliadine mine	1,015	5.77	188
Hope Bay project	93	6.77	20
Fosterville mine	608	23.19	453
Kittila mine	1,224	4.36	171
Pinos Altos mine	2,673	2.08	178
La India mine	14	0.39	—
Total Proven Mineral Reserves	149,399	1.2	5,776
Probable Mineral Reserves
LaRonde mine	9,497	6.69	2,042
LaRonde Zone 5 mine	5,490	2.17	383
Canadian Malartic complex (attributable 50.0%)	27,564	1.16	1,025
Goldex mine	17,820	1.58	906
Akasaba West project	5,419	0.84	147
Detour Lake mine	742,795	0.73	17,551
Macassa mine	3,803	15.1	1,846
Meadowbank Complex	14,718	4.30	2,034
Meliadine mine	18,449	6.03	3,578
Hope Bay project	16,232	6.49	3,389
Upper Beaver project	7,992	5.43	1,395
Hammond Reef project	123,473	0.84	3,323
Fosterville mine	5,955	6.39	1,224
Kittila mine	26,029	4.20	3,512
Pinos Altos mine	7,630	1.98	486
La India mine	3,310	0.76	81
Total Probable Mineral Reserves	1,036,174	1.29	42,921
Total Proven and Probable Mineral Reserves	1,185,573	1.28	48,697

Notes:

(i)	Amounts presented in this table have been rounded to the nearest thousand and therefore totals may differ slightly from the addition of the numbers.
(ii)	Complete information on the verification procedures, quality assurance program, quality control procedures, expected payback period of capital, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definitions of certain terms used herein may be found in: the AIF under the heading ‘‘Information on Mineral Reserves and Mineral Resources of the Company’’; the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq satellite deposit, Nunavut, Canada as at December 31, 2017 filed with Canadian securities regulatory authorities on SEDAR on February 14, 2018; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015 filed with Canadian securities regulatory authorities on SEDAR on March 12, 2015; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic property with an effective date of December 31, 2020 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2021; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Detour Lake Operation as at July 26, 2021 filed with Canadian securities regulatory authorities on October 15, 2021, with an amended and restated date of October 19, 2021; and the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 filed on April 1, 2019.
(iii)	Total contained gold ounces does not include equivalent gold ounces for the by-product metals contained in the mineral reserves.

Non-GAAP Financial Performance Measures

This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, realized prices, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding such measures.

Adjusted Net Income and Adjusted Net Income Per Share

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company's calculation and use of adjusted net income and adjusted net income per share.

The following table sets out the calculation of adjusted net income and adjusted net income per share for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

	2022	2021	2020

	(thousands of United States dollars)
Net income for the year(i)	$670,249	$561,945	$511,607
Foreign currency translation (gain) loss	(16,081)	5,672	22,480
Loss (gain) on derivative financial instruments	90,692	11,103	(107,873)
Impairment loss	55,000	—	—
Environmental remediation	10,417	576	27,540
Severance and transaction costs related to acquisitions	95,035	12,943	—
Integration costs	956	—	—
Purchase price allocation to inventory	158,510	—	—
Penna self-insurance for Meadowbank fire	6,500	—	—
Gain on sale of non-strategic exploration properties	—	(10,000)	—
Net loss on disposal of property, plant and equipment	8,754	9,451	14,248
Multi-year health care donation	—	7,952	—
Other(ii)	3,258	—	5,506
Income and mining taxes adjustments(iii)	(79,737)	8,368	(21,940)
Adjusted net income for the year	$1,003,553	$608,010	$451,568
Net income per share - basic	$1.53	$2.31	$2.12
Net income per share - diluted	$1.53	$2.30	$2.10
Adjusted net income per share - basic	$2.29	$2.49	$1.87
Adjusted net income per share - diluted	$2.28	$2.48	$1.86

Notes:

(i)	Net income for the year ended December 31, 2021, has been restated to reflect the retrospective application of IAS 16.
(ii)	The Company includes certain adjustments in “Other” that are not individually significant to the extent that management believes that these items are not reflective of the underlying performance of the Company's core operating business. In 2022, other expenses are primarily comprised of disposals of supplies inventory at non-operating sites. In 2020, other expenses are comprised of temporary suspension costs incurred during the period of limited or no production activity due to COVID-19 and interest on the Credit Facility, which was drawn down as a cautionary measure in the uncertain economic environment in the first quarter of 2020 resulting from the onset of the COVID-19 pandemic.
(iii)	Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Year Ended	Year Ended	Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
(thousands of United States dollars)
LaRonde mine	$213,393	$232,392	$169,824
LaRonde Zone 5 mine	72,096	56,380	47,899
LaRonde Complex	285,489	288,772	217,723
Canadian Malartic complex(i)	235,735	242,589	195,312
Goldex mine	103,830	96,181	82,654
Meliadine mine	318,141	250,822	245,700
Meadowbank complex	442,681	408,863	284,976
Hope Bay project	—	83,118	—
Kittila mine	210,661	192,742	169,884
Detour Lake mine	489,703	—	—
Macassa mine	129,774	—	—
Fosterville mine	204,649	—	—
Pinos Altos mine	144,489	141,488	124,678
Creston Mascota mine	1,943	8,165	35,088
La India mine	76,226	60,381	68,137
Production costs per the consolidated statements of income	$2,643,321	$1,773,121	$1,424,152

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		284,780		308,946		288,239
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$213,393	$749	$232,392	$752	$169,824	$589
Inventory adjustments(ii)	6,569	23	(19,807)	(64)	7,906	27
Realized gains and losses on hedges of production costs	6,879	24	(9,923)	(32)	(2,886)	(10)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(2,464)	(9)
Other adjustments(vi)	15,331	54	18,905	61	13,034	46
Total cash costs (co-product basis)	$242,172	$850	$221,567	$717	$185,414	$643
By-product metal revenues	(64,654)	(227)	(74,499)	(241)	(51,217)	(177)
Total cash costs (by-product basis)	$177,518	$623	$147,068	$476	$134,197	$466

LaRonde Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				1,670				1,837				1,706
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$213,393		$128		$232,392		$127		$169,824		$100
Production costs (C$)	C$	278,014	C$	166	C$	291,681	C$	159	C$	226,605	C$	133
Inventory adjustments (C$)(ii)		5,360		3		(21,969)		(12)		6,385		3
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		(2,368)		(1)
Other adjustments (C$)(vi)		(12,208)		(7)		(11,921)		(7)		(13,710)		(8)
Minesite costs (C$)	C$	271,166	C$	162	C$	257,791	C$	140	C$	216,912	C$	127

LaRonde Zone 5 Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		71,557		70,788		61,674
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$72,096	$1,008	$56,380	$796	$47,899	$777
Inventory adjustments(ii)	(503)	(7)	2,009	28	(117)	(2)
Realized gains and losses on hedges of production costs	1,602	22	(2,346)	(32)	(681)	(11)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(465)	(8)
Other adjustments(vi)	136	2	171	2	167	3
Total cash costs (co-product basis)	$73,331	$1,025	$56,214	$794	$46,803	$759
By-product metal revenues	(259)	(4)	(288)	(4)	(261)	(4)
Total cash costs (by-product basis)	$73,072	$1,021	$55,926	$790	$46,542	$755

LaRonde Zone 5 Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				1,146				1,124				968
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$72,096		$63		$56,380		$50		$47,899		$49
Production costs (C$)	C$	93,655	C$	82	C$	70,770	C$	63	C$	63,944	C$	66
Inventory adjustments (C$)(ii)		(289)		(1)		2,447		2		(201)		—
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		(653)		(1)
Minesite costs (C$)	C$	93,366	C$	81	C$	73,217	C$	65	C$	63,090	C$	65

LaRonde Complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		356,337		379,734		349,913
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$285,489	$801	$288,772	$760	$217,723	$622
Inventory adjustments(ii)	6,066	17	(17,798)	(47)	7,789	22
Realized gains and losses on hedges of production costs	8,481	24	(12,269)	(32)	(3,567)	(10)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(2,929)	(8)
Other adjustments(vi)	15,467	43	19,076	51	13,201	38
Total cash costs (co-product basis)	$315,503	$885	$277,781	$732	$232,217	$664
By-product metal revenues	(64,913)	(182)	(74,787)	(197)	(51,478)	(147)
Total cash costs (by-product basis)	$250,590	$703	$202,994	$535	$180,739	$517

LaRonde Complex	Year Ended					Year Ended				Year Ended
Per Tonne	December 31, 2022					December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				2,816				2,961				2,674
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$285,489		$101		$288,772		$98		$217,723		$81
Production costs (C$)	C$	371,669	C$	132	C$	362,451	C$	122	C$	290,549	C$	109
Inventory adjustments (C$)(ii)		5,071		1		(19,522)		(6)		6,184		2
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		(3,021)		(1)
Other adjustments (C$)(vi)		(12,208)		(4)		(11,921)		(4)		(13,710)		(5)
Minesite costs (C$)	C$	364,532	C$	129	C$	331,008	C$	112	C$	280,002	C$	105

Canadian Malartic Complex(i)	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(vii)	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		329,396		357,392		265,387
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$235,735	$716	$242,589	$679	$195,312	$736
Inventory adjustments(ii)	(1,867)	(6)	1,213	3	(319)	(2)
Realized gains and losses on hedges of production costs	—	—	(78)	—	3,385	13
Other adjustments(vi)	30,568	93	557	2	789	3
Total cash costs (co-product basis)	$264,436	$803	$244,281	$684	$199,167	$750
By-product metal revenues	(5,087)	(16)	(7,233)	(21)	(7,198)	(27)
Total cash costs (by-product basis)	$259,349	$787	$237,048	$663	$191,969	$723

Canadian Malartic Complex(i)	Year Ended				Year Ended				Year Ended
Per Tonne(viii)	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				9,770				11,130				9,669
	(thousands)		($ per tonne)		(thousands)		($per tonne)		(thousands)		($ per tonne)
Production costs		$235,735		$24		$242,589		$22		$195,312		$20
Production costs (C$)	C$	302,734	C$	31	C$	307,005	C$	28	C$	260,019	C$	27
Inventory adjustments(C$)(ii)		902		—		2,042		—		(34)		—
Other adjustments (C$)(vi)		35,981		4		—		—		—		—
Minesite costs (C$)	C$	339,617	C$	35	C$	309,047	C$	28	C$	259,985	C$	27

Goldex Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		141,502		134,053		127,540
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$103,830	$734	$96,181	$717	$82,654	$648
Inventory adjustments(ii)	1,227	9	(264)	(2)	75	1
Realized gains and losses on hedges of production costs	3,048	21	(4,407)	(33)	(1,391)	(11)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(610)	(5)
Other adjustments(vi)	199	1	206	2	170	1
Total cash costs (co-product basis)	$108,304	$765	$91,716	$684	$80,898	$634
By-product metal revenues	(48)	—	(42)	—	(37)	—
Total cash costs (by-product basis)	$108,256	$765	$91,674	$684	$80,861	$634

Goldex Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				2,940				2,874				2,655
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$103,830		$35		$96,181		$33		$82,654		$31
Production costs (C$)	C$	135,084	C$	46	C$	120,667	C$	42	C$	109,727	C$	41
Inventory adjustments (C$)(ii)		1,818		1		(374)		—		44		—
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		(331)		—
Minesite costs (C$)	C$	136,902	C$	47	C$	120,293	C$	42	C$	109,440	C$	41

Meliadine Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(ix)	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		372,874		367,630		312,398
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$318,141	$853	$250,822	$682	$245,700	$786
Inventory adjustments(ii)	653	2	9,686	26	(3,995)	(12)
Realized gains and losses on hedges of production costs	3,500	9	(12,674)	(34)	433	1
IAS 16 amendments(iv)	—	—	(14,059)	(38)	—	—
Other adjustments(vi)	313	1	252	1	209	1
Total cash costs (co-product basis)	$322,607	$865	$234,027	$637	$242,347	$776
By-product metal revenues	(753)	(2)	(808)	(3)	(527)	(2)
Total cash costs (by-product basis)	$321,854	$863	$233,219	$634	$241,820	$774

Meliadine Mine	Year Ended				Year Ended				Year Ended
Per Tonne(x)	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				1,757				1,501				1,346
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$318,141		$181		$250,822		$167		$245,700		$183
Production costs (C$)	C$	407,871	C$	232	C$	315,720	C$	210	C$	329,036	C$	244
Inventory adjustments (C$)(ii)		2,510		2		11,784		7		(5,458)		(4)
IAS 16 amendments (C$)(iv)		—		—		(17,706)		(11)		—		—
Minesite costs (C$)	C$	410,381	C$	234	C$	309,798	C$	206	C$	323,578	C$	240

Meadowbank Complex	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced(xi)	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		373,785		322,852		198,418
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$442,681	$1,184	$408,863	$1,266	$284,976	$1,436
Inventory adjustments(ii)	14,807	40	(548)	(2)	(4,975)	(25)
Realized gains and losses on hedges of production costs	(1,691)	(4)	(14,256)	(44)	5,505	28
Operational care and maintenance due to COVID-19(iii)	(1,436)	(4)	(2,612)	(8)	(5,749)	(29)
IAS 16 amendments(iv)	—	—	(2,374)	(7)	—	—
Other adjustments(vi)	34	—	1,117	4	191	1
Total cash costs (co-product basis)	$454,395	$1,216	$390,190	$1,209	$279,948	$1,411
By-product metal revenues	(2,127)	(6)	(2,414)	(8)	(1,342)	(7)
Total cash costs (by-product basis)	$452,268	$1,210	$387,776	$1,201	$278,606	$1,404

Meadowbank Complex	Year Ended				Year Ended				Year Ended
Per Tonne(xii)	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				3,739				3,556				2,482
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$442,681		$118		$408,863		$115		$284,976		$115
Production costs (C$)	C$	574,895	C$	154	C$	515,800	C$	145	C$	382,592	C$	154
Inventory adjustments (C$)(ii)		12,203		3		(982)		—		(6,691)		(3)
Operational care and maintenance due to COVID-19 (C$)(iii)		(1,793)		—		(3,326)		(1)		(7,716)		(3)
IAS 16 amendments (C$)(vi)		—		—		(2,995)		(1)		—		—
Minesite costs (C$)	C$	585,305	C$	157	C$	508,497	C$	143	C$	368,185	C$	148

Hope Bay Project	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		—		56,229		103,652
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$—	$—	$83,118	$1,478	$88,289	$852
Inventory adjustments(ii)	—	—	(13,713)	(244)	5,160	50
Operational care and maintenance due to COVID-19(iii)	—	—	(9,964)	(177)	—	—
Other adjustments(vi)	—	—	374	7	575	5
Total cash costs (co-product basis)	$—	$—	$59,815	$1,064	$94,024	$907
By-product metal revenues	—	—	(46)	(1)	(96)	(1)
Total cash costs (by-product basis)	$—	$—	$59,769	$1,063	$93,928	$906

Hope Bay Project	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				—				228				383
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$—		$—		$83,118		$365		$88,289		$231
Production costs (C$)	C$	—	C$	—	C$	104,291	C$	457	C$	118,412	C$	309
Inventory adjustments (C$)(ii)		—		—		(17,801)		(78)		6,921		18
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(12,304)		(53)		—		—
Minesite costs (C$)	C$	—	C$	—	C$	74,186	C$	326	C$	125,333	C$	327

Kittila Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		216,947		239,240		208,125
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$210,661	$971	$192,742	$806	$169,884	$816
Inventory adjustments(ii)	(5,349)	(25)	5,908	25	(2,098)	(10)
Realized gains and losses on hedges of production costs	7,329	34	577	2	(662)	(3)
Other adjustments(vi)	274	1	705	3	639	3
Total cash costs (co-product basis)	$212,915	$981	$199,932	$836	$167,763	$806
By-product metal revenues	(295)	(1)	(249)	(1)	(238)	(1)
Total cash costs (by-product basis)	$212,620	$980	$199,683	$835	$167,525	$805

Kittila Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2022		December 31, 2021		December 31, 2020
Tonnes of ore milled (thousands of tonnes)		1,925		2,052		1,702
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$210,661	$109	$192,742	$94	$169,884	$100
Production costs (€)	€198,484	€103	€163,165	€80	€147,993	€87
Inventory adjustments (€)(ii)	(3,853)	(2)	5,330	2	(1,667)	(1)
Minesite costs (€)	€194,631	€101	€168,495	€82	€146,326	€86

Detour Lake Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		651,182		—		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$489,703	$752	$—	$—	$—	$—
Inventory adjustments(ii)	(8,195)	(13)	—	—	—	—
Purchase price allocation to inventory(v)	(74,509)	(113)	—	—	—	—
Other adjustments(vi)	24,483	37	—	—	—	—
Total cash costs (co-product basis)	$431,482	$663	$—	$—	$—	$—
By-product metal revenues	(3,712)	(6)	—	—	—	—
Total cash costs (by-product basis)	$427,770	$657	$—	$—	$—	$—

Detour Lake Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				22,782				—				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$489,703		$21		$—		$—		$—		$—
Production costs (C$)	C$	637,567	C$	28	C$	—	C$	—	C$	—	C$	—
Inventory adjustments (C$)(ii)		(8,782)		—		—		—		—		—
Purchase price allocation to inventory (C$)(v)		(95,791)		(4)		—		—		—		—
Other adjustments (C$)(vi)		31,917		1		—		—		—		—
Minesite costs (C$)	C$	564,911	C$	25	C$	—	C$	—	C$	—	C$	—

Macassa Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		180,833		—		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$129,774	$718	$—	$—	$—	$—
Inventory adjustments(ii)	38	—	—	—	—	—
Purchase price allocation to inventory(v)	(10,326)	(57)	—	—	—	—
Other adjustments(vi)	4,237	23	—	—	—	—
Total cash costs (co-product basis)	$123,723	$684	$—	$—	$—	$—
By-product metal revenues	(298)	(1)	—	—	—	—
Total cash costs (by-product basis)	$123,425	$683	$—	$—	$—	$—

Macassa Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				280				—				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$129,774		$463		$—		$—		$—		$—
Production costs (C$)	C$	168,400	C$	602	C$	—	C$	—	C$	—	C$	—
Inventory adjustments (C$)(ii)		533		2		—		—		—		—
Purchase price allocation to inventory (C$)(v)		(13,248)		(47)		—		—		—		—
Other adjustments (C$)(vi)		5,538		20		—		—		—		—
Minesite costs (C$)	C$	161,223	C$	577	C$	—	C$	—	C$	—	C$	—

Fosterville Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		338,327		—		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$204,649	$605	$—	$—	$—	$—
Inventory adjustments(ii)	(2,691)	(8)	—	—	—	—
Purchase price allocation to inventory(v)	(73,674)	(218)	—	—	—	—
Total cash costs (co-product basis)	$128,284	$379	$—	$—	$—	$—
By-product metal revenues	(527)	(1)	—	—	—	—
Total cash costs (by-product basis)	$127,757	$378	$—	$—	$—	$—

Fosterville Mine	Year Ended				Year Ended				Year Ended
Per Tonne	December 31, 2022				December 31, 2021				December 31, 2020
Tonnes of ore milled (thousands of tonnes)				524				—				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$204,649		$391		$—		$—		$—		$—
Production costs (A$)	A$	293,875	A$	561	A$	—	A$	—	A$	—	A$	—
Inventory adjustments (A$)(ii)		(3,045)		(6)		—		—		—		—
Purchase price allocation to inventory (A$)(v)		(104,507)		(199)		—		—		—		—
Minesite costs (A$)	A$	186,323	A$	356	A$	—	A$	—	A$	—	A$	—

Pinos Altos Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		96,522		126,932		114,798
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$144,489	$1,497	$141,488	$1,115	$124,678	$1,086
Inventory adjustments(ii)	(2,295)	(24)	241	2	(3,955)	(34)
Realized gains and losses on hedges of production costs	(879)	(9)	(2,515)	(20)	477	4
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(2,782)	(25)
Other adjustments(vi)	1,235	13	1,627	13	2,171	19
Total cash costs (co-product basis)	$142,550	$1,477	$140,841	$1,110	$120,589	$1,050
By-product metal revenues	(21,983)	(228)	(31,965)	(252)	(34,646)	(301)
Total cash costs (by-product basis)	$120,567	$1,249	$108,876	$858	$85,943	$749

Pinos Altos Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2022		December 31, 2021		December 31, 2020
Tonnes of ore processed (thousands of tonnes)		1,510		1,899		1,796
	(thousands)	($per tonne)	(thousands)	($per tonne)	(thousands)	($per tonne)
Production costs	$144,489	$96	$141,488	$75	$124,678	$69
Inventory adjustments(ii)	(2,295)	(2)	241	—	(3,955)	(2)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(2,782)	(1)
Minesite costs	$142,194	$94	$141,729	$75	$117,941	$66

Creston Mascota Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		2,630		12,801		38,599
	(thousands)	($per ounce)	(thousands)	($per ounce)	(thousands)	($per ounce)
Production costs	$1,943	$739	$8,165	$638	$35,088	$909
Inventory adjustments(ii)	222	84	(349)	(27)	(1,957)	(51)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(517)	(13)
Other adjustments(vi)	78	30	327	25	852	22
Total cash costs (co-product basis)	$2,243	$853	$8,143	$636	$33,466	$867
By-product metal revenues	(158)	(60)	(2,914)	(228)	(10,116)	(262)
Total cash costs (by-product basis)	$2,085	$793	$5,229	$408	$23,350	$605

Creston Mascota Mine	Year Ended		Year Ended		Year Ended
Per Tonne(xiii)	December 31, 2022		December 31, 2021		December 31, 2020
Tonnes of ore processed (thousands of tonnes)		—		—		526
	(thousands)	($per tonne)	(thousands)	($per tonne)	(thousands)	($per tonne)
Production costs	$1,943	$—	$8,165	$—	$35,088	$67
Inventory adjustments(ii)	222	—	(349)	—	(1,957)	(4)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(517)	(1)
Other adjustments(vi)	(2,165)	—	(7,816)	—	(4,362)	(8)
Minesite costs	$—	$—	$—	$—	$28,252	$54

La India Mine	Year Ended		Year Ended		Year Ended
Per Ounce of Gold Produced	December 31, 2022		December 31, 2021		December 31, 2020
Gold production (ounces)		74,672		63,529		84,974
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$76,226	$1,021	$60,381	$950	$68,137	$802
Inventory adjustments(ii)	3,598	48	98	2	(295)	(3)
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(600)	(8)
Other adjustments(vi)	699	9	458	7	1,036	12
Total cash costs (co-product basis)	$80,523	$1,078	$60,937	$959	$68,278	$803
By-product metal revenues	(1,689)	(22)	(1,298)	(20)	(1,317)	(15)
Total cash costs (by-product basis)	$78,834	$1,056	$59,639	$939	$66,961	$788

La India Mine	Year Ended		Year Ended		Year Ended
Per Tonne	December 31, 2022		December 31, 2021		December 31, 2020
Tonnes of ore processed (thousands of tonnes)		5,102		6,018		5,526
	(thousands)	($per tonne)	(thousands)	($per tonne)	(thousands)	($per tonne)
Production costs	$76,226	$15	$60,381	$10	$68,137	$12
Inventory adjustments(ii)	3,598	1	98	—	(295)	—
Operational care and maintenance due to COVID-19(iii)	—	—	—	—	(600)	—
Minesite costs	$79,824	$16	$60,479	$10	$67,242	$12

Notes:

(i)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex.
(ii)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(iii)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the total cash costs per ounce and minesite cost per tonne.
(iv)	Amendments to IAS 16 issued by the IASB in 2020 clarified that entities were prohibited from deducting amounts received from selling items produced from the cost of property, plant and mine development while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items must be recognized in the consolidated statements of income. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company adopted the standard on the effective date and applying it retrospectively to the fiscal year beginning January 1, 2021.

For the year ended December 31, 2021, the Company has made an adjustment for these IAS 16 amendments to calculations of cash costs per ounce of gold produced (on both a by-product and co-product basis) and minesite costs per tonne of ore to ensure the measures for this year are comparable to the measures as calculated for prior years.

No adjustment for the IAS 16 amendments were made in respect of these measures for the year ended December 31, 2022. If such adjustments were made, total cash costs (on both a co-product and by-product basis) at the Meadowbank complex would decrease by $6.6 million in aggregate and $6 per ounce of gold produced and minesite costs at the Meadowbank complex would decrease by C$8.6 million in aggregate and C$1 per tonne of ore milled. Accordingly, for the year ended December 31, 2022 consolidated total cash costs (on both co-product and by-product basis) would reduce by $6.6 million in aggregate and $1 per ounce.

(v)	On February 8, 2022, the Company closed the Merger with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.
(vi)	Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine and smelting, refining, and marketing charges to production costs.
(vii)	The Canadian Malartic complex’ cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(viii)	The Canadian Malartic complex’ cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes of ore which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(ix)	The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 24,057 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 6,491 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(x)	The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2021 exclude 213,867 tonnes of ore which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2020 exclude 49,504 tonnes which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(xi)	The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 1,956 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq underground project on August 1, 2022. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 10,995 ounces of payable production of gold which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020.
(xii)	The Meadowbank Complex’s cost calculations per tonne for the year ended December December 31, 2021 exclude 14,299 tonnes of ore which were processed prior to the achievement of commercial production at the Amaruq underground project on August 1, 2022. The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2020 exclude 121,317 tonnes which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020.
(xiii)	The Creston Mascota mine’s cost calculations per tonne for the year ended December 31, 2022 exclude approximately $2.2 million of production costs incurred during the year ended December 31, 2022 following the cessation of mining activities at the Bravo pit. The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2021 exclude approximately $7.8 million of production costs incurred during the year ended December 31, 2021 following the cessation of mining activities at the Bravo pit. The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2020 exclude approximately $4.4 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.

Pro-forma Production Costs and Pro-forma Total Cash Costs per Ounce of Gold Produced for Kirkland Lake Gold Assets for full year 2022

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the Company's calculation and use of total cash costs per ounce of gold produced and minesite costs per tonne.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) for the Kirkland assets to production costs, exclusive of amortization. Considering the Company completed the merger with Kirkland on February 8, 2022 and provided 2022 guidance including the Kirkland assets, the data disclosed below is for comparative purposes only and this information was not derived from the annual audited consolidated financial statements.

Pro-forma Production Costs by Mine

	Year Ended December 31, 2022
		Kirkland
		(to February 8,
(thousands of United States dollars)	Agnico Eagle	2022)	Pro-forma
LaRonde Complex	$285,489	$—	$285,489
Canadian Malartic Complex(i)	235,735	—	235,735
Goldex mine	103,830	—	103,830
Meliadine mine	318,141	—	318,141
Meadowbank Complex	442,681	—	442,681
Kittila mine	210,661	—	210,661
Detour Lake mine	489,703	28,816	518,519
Macassa mine	129,774	11,418	141,192
Fosterville mine	204,649	8,586	213,235
Pinos Altos mine	144,489	—	144,489
Creston Mascota mine	1,943	—	1,943
La India mine	76,226	—	76,226
Pro-forma production costs	$2,643,321	$48,820	$2,692,141

(i)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex.

Reconciliation of Pro-forma Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine for Kirkland Lake Gold assets

(thousands of United States dollars, except as noted)

Detour Lake Mine	Year Ended
Pro-forma Per Ounce of Gold Produced	December 31, 2022
Pro-forma Gold production (ounces)	732,572
	(thousands)	($per ounce)
Pro-forma Production costs	$518,519	$708
Inventory adjustments(i)	6,106	8
Operational care & maintenance due to COVID-19(ii)	—	—
Purchase price allocation to inventory(iii)	(74,509)	(102)
Other adjustments(iv)	27,510	38
Pro-forma total cash costs (co-product basis)	$477,626	$652
By-product metal revenues	(3,907)	(5)
Pro-forma total cash costs (by-product basis)	$473,719	$647

Macassa Mine	Year Ended
Pro-forma Per Ounce of Gold Produced	December 31, 2022
Pro-forma Gold production (ounces)	200,288
	(thousands)	($per ounce)
Pro-forma Production costs	$141,192	$705
Inventory adjustments(i)	2,627	13
Operational care & maintenance due to COVID-19(ii)	—	—
Purchase price allocation to inventory(iii)	(10,326)	(52)
Other adjustments(iv)	3,460	17
Pro-forma total cash costs (co-product basis)	$136,953	$683
By-product metal revenues	(372)	(2)
Pro-forma total cash costs (by-product basis)	$136,581	$681

Fosterville Mine	Year Ended
Pro-forma Per Ounce of Gold Produced	December 31, 2022
Pro-forma Gold production (ounces)	383,206
	(thousands)	($per ounce)
Pro-forma Production costs	$213,235	$556
Inventory adjustments(i)	2,343	6
Operational care & maintenance due to COVID-19(ii)	—	—
Purchase price allocation to inventory(iii)	(73,674)	(192)
Pro-forma total cash costs (co-product basis)	$141,904	$370
By-product metal revenues	(527)	(1)
Pro-forma total cash costs (by-product basis)	$141,377	$369

Notes:

(i)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(ii)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19.
(iii)	On February 8, 2022, the Company completed the Merger with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.
(iv)	Other adjustments consists of costs associated with a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine and smelting, refining, and marketing charges to production costs.

Pro-forma Total Cash Costs per Ounce of Gold Produced

		Kirkland
(United States dollars per ounce of gold produced, except where noted)	Agnico Eagle	(to February 8, 2022)	Pro-forma
Production costs per the consolidated statements of income (thousands of United States dollars)	$2,643,321	$48,820	$2,692,141
Gold production (ounces)	3,135,007	145,724	3,280,731
Production costs per ounce of gold production	$843	$335	$821
Adjustments:
Inventory adjustments(i)	2	150	8
Purchase price allocation to inventory(ii)	(51)	—	(49)
Realized gains and losses on hedges of production costs	6	—	6
Other(iii)	25	15	25
Total cash costs per ounce of gold produced (co-product basis)(iv)	$825	$500	$811
By-product metal revenues	(32)	(2)	(31)
Total cash costs per ounce of gold produced (by-product basis)(iv)	$793	$498	$780

Notes:

(i)	Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(ii)	On February 8, 2022 the Company completed the Merger with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.
(iii)	Other adjustments consists of smelting, refining and marketing charges to production costs.
(iv)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures – Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

Pro-forma Sustaining and Development Capital Expenditures by Mine

	Year Ended December 31, 2022
		Kirkland
		(to February
(thousands of United States dollars)	Agnico Eagle	8,2022)	Pro-forma
LaRonde mine	$92,921	$—	$92,921
LaRonde Zone 5 mine	9,258	—	9,258
Canadian Malartic Complex(ii)	69,137	—	69,137
Goldex mine	25,125	—	25,125
Meliadine mine(i)	62,086	—	62,086
Meadowbank Complex	86,435	—	86,435
Hope Bay project	3,619	—	3,619
Kittila mine	48,799	—	48,799
Detour Lake mine	214,060	5,062	219,122
Macassa mine	30,298	2,998	33,296
Fosterville mine	56,344	3,504	59,848
Pinos Altos mine	26,501	—	26,501
La India mine	8,963	—	8,963
Sustaining capital expenditures	$733,546	$11,564	$745,110
LaRonde mine	$54,829	—	$54,829
LaRonde Zone 5 mine	17,191	—	17,191
Canadian Malartic Complex(ii)	128,551	—	128,551
Goldex mine	29,627	—	29,627
Akasaba mine	9,453	—	9,453
Meliadine mine(i)	93,808	—	93,808
Meadowbank Complex	8	—	8
Amaruq Underground Project	53,385	—	53,385
Hope Bay project	13,169	—	13,169
Kittila mine	52,764	—	52,764
Detour Lake mine	180,072	25,684	205,756
Macassa mine	92,175	12,547	104,722
Fosterville mine	38,368	4,415	42,783
Pinos Altos mine	26,749	—	26,749
La India mine	6,129	—	6,129
Other	7,076	—	7,076
Development capital expenditures	$803,354	$42,646	$846,000
Total Capital Expenditures	$1,536,900	$54,210	$1,591,110

Notes:

(i)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.
(ii)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex.

All-in Sustaining Costs per Ounce of Gold Produced

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced.

The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(United States dollars per ounce of gold produced, except where noted)	2022	2021	2020
Production costs per the consolidated statements of income (thousands of United States dollars)	$2,643,321	$1,773,121	$1,424,152
Gold production (ounces)(i)(ii)(iii)	3,135,007	2,060,392	1,700,152
Production costs per ounce of gold production	$843	$861	$838
Adjustments:
Inventory adjustments(iv)	2	(8)	(4)
Purchase price allocation to inventory(v)	(51)	—	—
IAS 16 amendments(vi)	—	(8)	—
Realized gains and losses on hedges of production costs	6	(22)	2
Operational care and maintenance costs due to COVID-19(vii)	—	(6)	(8)
Other(viii)	25	12	10
Total cash costs per ounce of gold produced (co-product basis)(ix)	$825	$829	$838
By-product metal revenues	(32)	(59)	(63)
Total cash costs per ounce of gold produced (by-product basis)(ix)	$793	$770	$775
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	232	207	199
General and administrative expenses (including stock option expense)	70	69	68
Non-cash reclamation provision and sustaining leases	14	13	9
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,109	$1,059	$1,051
By-product metal revenues	32	59	63
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,141	$1,118	$1,114

Notes:

(i)	Gold production for the year ended December 31, 2020 excludes 18,930 ounces of payable production of gold at the Canadian Malartic complex which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(ii)	Gold production for the year ended December 31, 2021 excludes 24,057 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Gold production for the year ended December 31, 2020 excludes 6,491 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(iii)	Gold production for the year ended December 31, 2021 exclude 1,956 ounces of payable production of gold at the Meadowbank Complex which were produced prior to the achievement of commercial production at the Amaruq underground project on August 1, 2022. Gold production for the year ended December 31, 2020 excludes 10,995 ounces of payable production of gold at the Meadowbank Complex which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020.
(iv)	Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.
(v)	On February 8, 2022 the Company completed the Merger with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.
(vi)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of the IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).
(vii)	This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the total cash costs per ounce and minesite cost per tonne.
(viii)	Other adjustments consists of smelting, refining and marketing charges to production costs.
(ix)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne for more information on the Company’s use of total cash cost per ounce of gold produced.

Operating Margin

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure operating margin.

The following tables set out the reconciliation of operating margin by minesite to net income for the years ended December 31, 2022,  December 31, 2021, and December 31, 2020.

	Year Ended December 31, 2022
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$553,931	$(213,393)	$340,538
LaRonde Zone 5 mine	129,569	(72,096)	57,473
Canadian Malartic complex(ii)	575,938	(235,735)	340,203
Goldex mine	250,512	(103,830)	146,682
Meliadine mine	677,713	(318,141)	359,572
Meadowbank complex	645,021	(442,681)	202,340
Hope Bay project	144	—	144
Kittila mine	407,669	(210,661)	197,008
Detour Lake mine	1,188,741	(489,703)	699,038
Macassa mine	327,028	(129,774)	197,254
Fosterville mine	645,371	(204,649)	440,722
Pinos Altos mine	199,830	(144,489)	55,341
Creston Mascota mine	4,476	(1,943)	2,533
La India mine	135,219	(76,226)	58,993
Segment totals	$5,741,162	$(2,643,321)	$3,097,841
Corporate and other:
Exploration and corporate development			271,117
Amortization of property, plant, and mine development			1,094,691
General and administrative			220,861
Finance costs			82,935
Loss on derivative financial instruments			90,692
Impairment loss			55,000
Environmental remediation			10,417
Foreign currency translation gain			(16,081)
Care and maintenance			41,895
Other expenses			130,891
Income and mining taxes expense			445,174
Net income per the consolidated statements of income			$670,249

	Year Ended December 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$654,577	$(232,392)	$422,185
LaRonde Zone 5 mine	121,236	(56,380)	64,856
Canadian Malartic complex(ii)	645,607	(242,589)	403,018
Goldex mine	241,404	(96,181)	145,223
Meliadine mine(i)	678,766	(250,822)	427,944
Meadowbank complex(i)	592,835	(408,863)	183,972
Hope Bay project	115,439	(83,118)	32,321
Kittila mine	414,656	(192,742)	221,914
Pinos Altos mine	259,446	(141,488)	117,958
Creston Mascota mine	27,784	(8,165)	19,619
La India mine	117,875	(60,381)	57,494
Segment totals	$3,869,625	$(1,773,121)	$2,096,504
Corporate and other:
Exploration and corporate development			152,514
Amortization of property, plant, and mine development			738,129
General and administrative			142,003
Finance costs			92,042
Loss on derivative financial instruments			11,103
Environmental remediation			576
Foreign currency translation loss			5,672
Other expenses			21,742
Income and mining taxes expense			370,778
Net income per the consolidated statements of income			$561,945

	Year Ended December 31, 2020
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$543,864	$(169,824)	$374,040
LaRonde Zone 5 mine	111,244	(47,899)	63,345
Canadian Malartic complex(ii)	478,542	(195,312)	283,230
Goldex mine	227,181	(82,654)	144,527
Meliadine mine	569,063	(245,700)	323,363
Meadowbank complex	366,743	(284,976)	81,767
Hope Bay project	—	—	—
Kittila mine	372,132	(169,884)	202,248
Pinos Altos mine	244,283	(124,678)	119,605
Creston Mascota mine	77,762	(35,088)	42,674
La India mine	147,299	(68,137)	79,162
Segment totals	$3,138,113	$(1,424,152)	$1,713,961
Corporate and other:
Exploration and corporate development			113,492
Amortization of property, plant, and mine development			631,101
General and administrative			116,288
Finance costs			95,134
Gain on derivative financial instruments			(107,873)
Environmental remediation			27,540
Foreign currency translation loss			22,480
Other expenses			48,234
Income and mining taxes expense			255,958
Net income per the consolidated statements of income			$511,607

Notes:

(i)Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

(ii)The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Realized Prices

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company’s use of the non-GAAP measure realized prices.

Sustaining Capital Expenditures and Development Capital Expenditures

Refer to Note to Investors Concerning Certain Measures of Performance in this MD&A for details on the composition, usefulness and other information regarding the Company's use of the non-GAAP measures sustaining capital expenditures and development capital expenditures.

	Three Months Ended December 31,			Year Ended December 31,
(thousands of United States dollars)	2022	2021	2020	2022	2021	2020
LaRonde mine	$26,247	$30,301	$25,333	$92,921	$96,299	$76,446
LaRonde Zone 5 mine	2,272	4,338	2,631	9,258	14,095	9,299
Canadian Malartic complex(ii)	18,858	18,978	18,616	69,137	72,749	52,482
Goldex mine	7,125	7,789	6,740	25,125	31,017	24,018
Meliadine mine(i)	19,392	13,567	11,481	62,086	50,341	41,492
Meadowbank complex	40,872	11,729	6,039	86,435	48,917	55,814
Hope Bay project	15	9,447	—	3,619	44,160	—
Kittila mine	14,503	15,144	12,602	48,799	42,632	39,943
Detour Lake mine	58,546	—	—	214,060	—	—
Macassa mine	9,558	—	—	30,298	—	—
Fosterville mine	19,526	—	—	56,344	—	—
Pinos Altos mine	8,333	8,395	12,295	26,501	22,216	24,242
La India mine	1,793	4,237	4,473	8,963	10,117	13,780
Sustaining capital expenditures	$227,040	$123,925	$100,210	$733,546	$432,543	$337,516
LaRonde mine	$11,870	$11,872	$14,589	$54,829	$48,373	$35,187
LaRonde Zone 5 mine	6,787	1,999	619	17,191	4,782	700
Canadian Malartic complex(ii)	42,649	23,207	2,572	128,551	56,613	3,317
Goldex mine	8,256	4,761	3,927	29,627	18,673	13,023
Akasaba mine	7,757	—	—	9,453	—	—
Meliadine mine(i)	21,023	21,403	24,311	93,808	103,995	88,140
Meadowbank complex	(1,379)	932	28,483	8	9,643	77,464
Amaruq Underground Project	2,993	22,712	8,547	53,385	99,603	27,145
Hope Bay project	4,034	384	—	13,169	7,882	—
Kittila mine	15,918	21,272	50,397	52,764	77,175	163,463
Detour Lake mine	63,824	—	—	180,072	—	—
Macassa mine	27,998	—	—	92,175	—	—
Fosterville mine	7,398	—	—	38,368	—	—
Pinos Altos mine	6,682	8,622	1,297	26,749	23,777	3,730
La India mine	338	3,219	3,999	6,129	9,383	8,927
Other	3,986	1,481	630	7,076	11,971	14,864
Development capital expenditures	$230,134	$121,864	$139,371	$803,354	$471,870	$435,960
Total Capital Expenditures	$457,174	$245,789	$239,581	$1,536,900	$904,413	$773,476
Working capital adjustments	(56,343)	(8,500)	(14,843)	1,337	(7,415)	(14,134)
Additions to property, plant and mine development per the consolidated statements of cash flows	$400,831	$237,289	$224,738	$1,538,237	$896,998	$759,342

Notes:

(i)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.
(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic complex.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Operating margin(i):	2022	2022	2022	2022	2022
Revenues from mining operations	$1,325,688	$1,581,058	$1,449,697	$1,384,719	$5,741,162
Production costs	661,735	657,636	657,073	666,877	2,643,321
Total operating margin(i)	663,953	923,422	792,624	717,842	3,097,841
Operating margin(i) by mine:
LaRonde mine	103,564	90,877	77,180	68,917	340,538
LaRonde Zone 5 mine	16,656	7,866	20,137	12,814	57,473
Canadian Malartic mine(ii)	79,302	104,461	72,905	83,535	340,203
Goldex mine	37,118	41,656	32,375	35,533	146,682
Meliadine mine	84,279	96,740	83,469	95,084	359,572
Meadowbank complex	(5,198)	68,044	97,092	42,402	202,340
Hope Bay project	144	—	—	—	144
Kittila mine	46,111	67,611	58,762	24,524	197,008
Detour Lake mine	128,058	214,841	170,834	185,305	699,038
Macassa mine	24,155	74,778	54,294	44,027	197,254
Fosterville mine	106,856	125,442	103,457	104,967	440,722
Pinos Altos mine	19,431	11,487	11,030	13,393	55,341
Creston Mascota mine	1,177	642	487	227	2,533
La India mine	22,300	18,977	10,602	7,114	58,993
Total operating margin(i)	663,953	923,422	792,624	717,842	3,097,841
Amortization of property, plant and mine development	260,748	291,052	273,191	269,700	1,094,691
Impairment loss	—	—	—	55,000	55,000
Exploration, corporate and other	228,638	196,680	293,149	114,260	832,727
Income before income and mining taxes	174,567	435,690	226,284	278,882	1,115,423
Income and mining taxes	64,815	159,845	146,641	73,873	445,174
Net income for the period	$109,752	$275,845	$79,643	$205,009	$670,249
Net income per share — basic	$0.29	$0.61	$0.17	$0.45	$1.53
Net income per share — diluted	$0.28	$0.60	$0.17	$0.45	$1.53
Cash flows:
Cash provided by operating activities	$507,432	$633,266	$575,438	$380,500	$2,096,636
Cash provided by (used in) investing activities	$535,652	$(394,129)	$(439,296)	$(412,685)	$(710,458)
Cash used in financing activities	$(167,858)	$(294,307)	$(317,985)	$(134,703)	$(914,853)

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Realized prices:	2022	2022	2022	2022	2022
Gold (per ounce)	$1,880	$1,866	$1,726	$1,728	$1,797
Silver (per ounce)	$24.11	$22.21	$18.68	$21.51	$21.63
Zinc (per tonne)	$3,480	$3,947	$3,435	$2,979	$3,440
Copper (per tonne)	$10,243	$8,953	$5,674	$8,206	$8,381
Payable production(iii):
Gold (ounces)
LaRonde mine	87,549	70,736	63,573	62,922	284,780
LaRonde Zone 5 mine	17,488	17,774	19,048	17,247	71,557
Canadian Malartic complex(ii)	80,509	87,186	75,262	86,439	329,396
Goldex mine	34,445	36,877	33,889	36,291	141,502
Meliadine mine	80,704	97,572	91,201	103,397	372,874
Meadowbank complex	59,765	96,698	122,994	94,328	373,785
Kittila mine	45,508	64,814	61,901	44,724	216,947
Detour Lake mine	100,443	195,515	175,487	179,737	651,182
Macassa mine	24,488	61,262	51,775	43,308	180,833
Fosterville mine	81,827	86,065	81,801	88,634	338,327
Pinos Altos mine	25,170	23,020	23,041	25,291	96,522
Creston Mascota mine	1,006	635	538	451	2,630
La India mine	21,702	20,016	16,285	16,669	74,672
Total gold (ounces)	660,604	858,170	816,795	799,438	3,135,007
Silver (thousands of ounces)
LaRonde mine	153	167	147	142	609
LaRonde Zone 5 mine	2	2	2	7	13
Canadian Malartic complex(ii)	74	57	57	57	245
Goldex mine	1	—	1	—	2
Meliadine mine	9	10	8	8	35
Meadowbank complex	18	27	30	28	103
Kittila mine	3	3	4	3	13
Detour Lake mine	50	41	2	32	125
Macassa mine	3	5	4	5	17
Fosterville mine	8	15	3	6	32
Pinos Altos mine	256	236	280	242	1,014
Creston Mascota mine	4	2	—	1	7
La India mine	28	23	15	11	77
Total silver (thousands of ounces)	609	588	553	542	2,292
Zinc (tonnes)	1,069	2,568	2,108	2,450	8,195
Copper (tonnes)	769	778	653	701	2,901

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Payable metal sold:	2022	2022	2022	2022	2022
Gold (ounces)
LaRonde mine	70,967	61,296	89,667	59,565	281,495
LaRonde Zone 5 mine	17,595	13,538	22,304	18,747	72,184
Canadian Malartic complex(ii)(iv)	72,268	85,160	75,067	84,697	317,192
Goldex mine	33,884	36,681	34,019	34,946	139,530
Meliadine mine	87,772	97,354	89,652	102,933	377,711
Meadowbank complex	48,755	93,737	119,531	99,434	361,457
Hope Bay project	98	—	—	—	98
Kittila mine	51,615	64,378	63,813	46,560	226,366
Detour Lake mine	131,837	188,517	164,300	174,803	659,457
Macassa mine	29,530	58,050	50,739	43,197	181,516
Fosterville mine	101,950	93,177	79,458	81,750	356,335
Pinos Altos mine	24,787	24,730	23,436	26,080	99,033
Creston Mascota mine	855	599	650	240	2,344
La India mine	21,009	19,306	17,610	15,950	73,875
Total gold (ounces)	692,922	836,523	830,246	788,902	3,148,593
Silver (thousands of ounces)
LaRonde mine	160	165	150	147	622
LaRonde Zone 5 mine	4	1	2	5	12
Canadian Malartic mine(ii)(iv)	79	44	61	59	243
Goldex mine	1	—	—	1	2
Meliadine mine	9	8	9	8	34
Meadowbank complex	12	26	36	26	100
Kittila mine	4	3	3	3	13
Detour Lake mine	50	46	38	34	168
Macassa mine	3	5	5	1	14
Fosterville mine	8	5	5	5	23
Pinos Altos mine	249	233	268	285	1,035
Creston Mascota mine	7	1	2	—	10
La India mine	26	22	19	11	78
Total silver (thousands of ounces)	612	559	598	585	2,354
Zinc (tonnes)	1,034	1,679	2,099	1,915	6,727
Copper (tonnes)	766	783	647	720	2,916

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Operating margin(i):	2021(v)	2021(v)	2021(v)	2021(v)	2021(v)
Revenues from mining operations	$949,623	$984,653	$983,818	$951,531	$3,869,625
Production costs	417,376	433,050	455,627	467,068	1,773,121
Total operating margin(i)	532,247	551,603	528,191	484,463	2,096,504
Operating margin(i) by mine:
LaRonde mine	93,728	115,617	125,770	87,070	422,185
LaRonde Zone 5 mine	12,598	15,252	19,449	17,557	64,856
Canadian Malartic complex(ii)	103,748	109,579	93,439	96,252	403,018
Goldex mine	38,739	37,881	29,421	39,182	145,223
Meliadine mine	111,216	109,932	90,884	115,912	427,944
Meadowbank complex	49,950	56,063	52,087	25,872	183,972
Hope Bay project	11,230	14,396	11,633	(4,938)	32,321
Kittila mine	58,703	51,438	57,362	54,411	221,914
Pinos Altos mine	26,426	31,905	31,971	27,656	117,958
Creston Mascota mine	7,634	5,171	4,186	2,628	19,619
La India mine	18,275	4,369	11,989	22,861	57,494
Total operating margin(i)	532,247	551,603	528,191	484,463	2,096,504
Amortization of property, plant and mine development	177,793	176,946	191,771	191,619	738,129
Exploration, corporate and other	111,289	81,592	129,148	103,623	425,652
Income before income and mining taxes	243,165	293,065	207,272	189,221	932,723
Income and mining taxes	97,926	96,674	88,315	87,863	370,778
Net (loss) income for the period	$145,239	$196,391	$118,957	$101,358	$561,945
Net (loss) income per share — basic	$0.60	$0.81	$0.49	$0.41	$2.31
Net (loss) income per share — diluted	$0.59	$0.80	$0.49	$0.41	$2.30
Cash flows:
Cash provided by operating activities	$366,642	$419,376	$297,176	$262,114	$1,345,308
Cash used in investing activities	$(538,123)	$(210,068)	$(268,213)	$(247,599)	$(1,264,003)
Cash used in financing activities	$(100,134)	$(64,161)	$(62,404)	$(70,543)	$(297,242)

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Realized prices:	2021	2021	2021	2021	2021
Gold (per ounce)	$1,780	$1,814	$1,787	$1,795	$1,794
Silver (per ounce)	$26.13	$27.01	$23.54	$23.08	$25.07
Zinc (per tonne)	$2,743	$2,843	$2,967	$3,258	$2,947
Copper (per tonne)	$8,958	$10,902	$9,031	$10,120	$9,724
Payable production(iii):
Gold (ounces)
LaRonde mine	75,389	80,681	88,795	64,081	308,946
LaRonde Zone 5 mine	17,689	16,842	17,952	18,305	70,788
Canadian Malartic complex(ii)	89,550	92,106	86,803	88,933	357,392
Goldex mine	34,650	34,659	28,823	35,921	134,053
Meliadine mine	96,126	96,694	97,024	101,843	391,687
Meadowbank complex	79,965	85,899	89,706	69,238	324,808
Hope Bay project	12,259	25,308	17,957	705	56,229
Kittila mine	60,716	53,263	62,089	63,172	239,240
Pinos Altos mine	29,175	32,614	32,402	32,741	126,932
Creston Mascota mine	4,252	3,228	2,988	2,333	12,801
La India mine	17,033	4,712	17,124	24,660	63,529
Total gold (ounces)	516,804	526,006	541,663	501,932	2,086,405
Silver (thousands of ounces)
LaRonde mine	203	199	171	151	724
LaRonde Zone 5 mine	3	3	3	5	14
Canadian Malartic complex(ii)	82	69	70	69	290
Goldex mine	—	1	—	1	2
Meliadine mine	7	8	7	8	30
Meadowbank complex	24	23	25	22	94
Hope Bay project	—	2	—	2	4
Kittila mine	3	2	3	3	11
Pinos Altos mine	373	307	287	318	1,285
Creston Mascota mine	36	32	22	15	105
La India mine	16	7	6	19	48
Total silver (thousands of ounces)	747	653	594	613	2,607
Zinc (tonnes)	1,867	2,736	2,826	1,408	8,837
Copper (tonnes)	752	779	825	599	2,955

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	Total
Payable metal sold(iv):	2021	2021	2021	2021	2021
Gold (ounces)
LaRonde mine	75,285	86,844	95,947	75,388	333,464
LaRonde Zone 5 mine	14,314	16,168	19,256	17,850	67,588
Canadian Malartic complex(ii)	83,556	89,372	81,511	81,977	336,416
Goldex mine	34,358	34,993	29,534	35,500	134,385
Meliadine mine	98,349	94,163	82,005	103,531	378,048
Meadowbank complex	76,281	83,915	91,474	77,611	329,281
Hope Bay project	20,221	17,731	19,230	8,019	65,201
Kittila mine	59,597	54,790	60,820	55,363	230,570
Pinos Altos mine	27,613	34,672	34,920	29,901	127,106
Creston Mascota mine	4,878	3,356	3,065	2,385	13,684
La India mine	18,834	5,739	15,675	24,640	64,888
Total gold (ounces)	513,286	521,743	533,437	512,165	2,080,631
Silver (thousands of ounces)
LaRonde mine	199	193	176	153	721
LaRonde Zone 5 mine	3	3	2	4	12
Canadian Malartic complex(ii)	67	68	66	58	259
Goldex mine	—	1	—	1	2
Meliadine mine	8	9	7	8	32
Meadowbank complex	19	26	30	22	97
Hope Bay project	—	—	—	3	3
Kittila mine	2	3	2	3	10
Pinos Altos mine	361	331	305	298	1,295
Creston Mascota mine	50	41	23	14	128
La India mine	19	7	8	16	50
Total silver (thousands of ounces)	728	682	619	580	2,609
Zinc (tonnes)	2,660	2,875	2,744	2,524	10,803
Copper (tonnes)	754	778	833	608	2,973

Notes:

(i)	Operating margin (a non-GAAP non-financial performance measure) is calculated as revenues from mining operations less production costs. Details by minesite are disclosed in the Operating Summary below.
(ii)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex.
(iii)	Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
(iv)	The Canadian Malartic complex' payable metal sold excludes the 5.0% net smelter return royalty granted to Osisko Gold Royalties Ltd., in connection with the Company's acquisition of its 50% interest of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.
(v)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. The Company considers the disclosure of the total cash cost per ounce of gold produced (by-product and co-product) without the impact of the retrospective application of the IAS 16 amendments so investors can compare current performance to what management considers steady-state operational costs for the comparative period.

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

	2022	2021	2020

Revenues from mining operations	$5,741,162	$3,869,625	$3,138,113
Production costs	2,643,321	1,773,121	1,424,152
Operating margin(i)	3,097,841	2,096,504	1,713,961
Amortization of property, plant and mine development	1,094,691	738,129	631,101
Impairment loss	55,000	—	—
Exploration, corporate and other	832,727	425,652	315,295
Income before income and mining taxes	1,115,423	932,723	767,565
Income and mining taxes	445,174	370,778	255,958
Net income for the year	$670,249	$561,945	$511,607
Net income per share - basic	$1.53	$2.31	$2.12
Net income per share - diluted	$1.53	$2.30	$2.10
Cash provided by operating activities	$2,096,636	$1,345,308	$1,192,054
Cash used in investing activities	$(710,458)	$(1,264,003)	$(808,812)
Cash used in financing activities	$(914,853)	$(297,242)	$(302,822)
Dividends declared per share	$1.60	$1.40	$0.95
Capital expenditures per Consolidated Statements of Cash Flows	$1,538,237	$896,998	$759,342
Realized price per ounce of gold	$1,797	$1,794	$1,788
Realized price per ounce of silver	$21.63	$25.07	$20.44
Realized price per tonne of zinc	$3,440	$2,947	$2,377
Realized price per tonne of copper	$8,381	$9,724	$6,298
Weighted average number of common shares outstanding - basic (thousands)	437,678	243,708	241,508
Total assets	$23,494,808	$10,216,090	$9,614,755
Long-term debt	$1,242,070	$1,340,223	$1,565,241
Shareholders' equity	$16,241,345	$5,999,771	$5,683,213

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Operating Summary	2022		2021		2020
LaRonde Mine
Revenues from mining operations		$553,931		$654,577		$543,864
Production costs		213,393		232,392		169,824
Operating margin(i)		$340,538		$422,185		$374,040
Amortization of property, plant and mine development		79,067		89,697		74,913
Gross profit(ii)		$261,471		$332,488		$299,127
Tonnes of ore milled		1,669,900		1,837,310		1,706,446
Gold — grams per tonne		5.62		5.50		5.53
Gold production — ounces		284,780		308,946		288,239
Silver production — thousands of ounces		609		724		672
Zinc production — tonnes		8,195		8,837		6,259
Copper production — tonnes		2,901		2,955		3,069
Production costs per ounce of gold produced ($ per ounce basis)		$749		$752		$589
Total cash costs per ounce of gold produced - co-product basis(iii)		$850		$717		$643
By-product metal revenues		(227)		(241)		(177)
Total cash costs per ounce of gold produced - by-product basis(iii)		$623		$476		$466
Production costs per tonne	C$	166	C$	159	C$	133
Minesite costs per tonne(iv)	C$	162	C$	140	C$	127
LaRonde Zone 5 Mine
Revenues from mining operations		$129,569		$121,236		$111,244
Production costs		72,096		56,380		47,899
Operating margin(i)		$57,473		$64,856		$63,345
Amortization of property, plant and mine development		8,927		7,635		8,240
Gross profit(ii)		$48,546		$57,221		$55,105
Tonnes of ore milled		1,145,788		1,124,014		967,990
Gold — grams per tonne		2.05		2.07		2.10
Gold production — ounces		71,557		70,788		61,674
Silver production — thousands of ounces		13		14		12
Production costs per ounce of gold produced ($ per ounce basis)		$1,008		$796		$777
Total cash costs per ounce of gold produced - co-product basis(iii)		$1,025		$794		$759
By-product metal revenues		(4)		(4)		(4)
Total cash costs per ounce of gold produced - by-product basis(iii)		$1,021		$790		$755
Production costs per tonne	C$	82	C$	63	C$	66
Minesite costs per tonne(iv)	C$	81	C$	65	C$	65

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

LaRonde Complex	2022		2021		2020
Revenues from mining operations		$683,499		$775,813		$655,108
Production costs		285,489		288,772		217,723
Operating margin(i)		$398,010		$487,041		$437,385
Amortization of property, plant and mine development		87,994		97,332		83,153
Gross profit(ii)		$310,016		$389,709		$354,232
Tonnes of ore milled		2,815,688		2,961,324		2,674,436
Gold — grams per tonne		4.17		4.20		4.29
Gold production — ounces		356,337		379,734		349,913
Silver production — thousands of ounces		622		738		684
Zinc production — tonnes		8,195		8,837		6,259
Copper production — tonnes		2,901		2,955		3,069
Production costs per ounce of gold produced ($ per ounce basis)		$801		$760		$622
Total cash costs per ounce of gold produced - co-product basis(iii)		$885		$732		$664
By-product metal revenues		(182)		(197)		(147)
Total cash costs per ounce of gold produced - by-product basis(iii)		$703		$535		$517
Production costs per tonne	C$	132	C$	122	C$	109
Minesite costs per tonne(iv)	C$	129	C$	112	C$	105
Canadian Malartic Complex(v)
Revenues from mining operations		$575,938		$645,607		$478,542
Production costs		235,735		242,589		195,312
Operating margin(i)		$340,203		$403,018		$283,230
Amortization of property, plant and mine development		127,842		167,157		132,531
Gross profit(ii)		$212,361		$235,861		$150,699
Tonnes of ore milled		9,769,942		11,130,195		10,399,883
Gold — grams per tonne		1.15		1.11		0.97
Gold production — ounces		329,396		357,392		284,317
Silver production — thousands of ounces		245		290		348
Production costs per ounce of gold produced ($ per ounce basis)		$716		$679		$736
Total cash costs per ounce of gold produced - co-product basis(iii)(vi)		$803		$684		$750
By-product metal revenues		(16)		(21)		(27)
Total cash costs per ounce of gold produced - by-product basis(iii)(vi)		$787		$663		$723
Production costs per tonne	C$	31	C$	28	C$	27
Minesite costs per tonne(iv)(vii)	C$	35	C$	28	C$	27

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Goldex Mine	2022		2021		2020
Revenues from mining operations		$250,512		$241,404		$227,181
Production costs		103,830		96,181		82,654
Operating margin(i)		$146,682		$145,223		$144,527
Amortization of property, plant and mine development		42,160		37,432		36,116
Gross profit(ii)		$104,522		$107,791		$108,411
Tonnes of ore milled		2,940,103		2,873,589		2,654,677
Gold — grams per tonne		1.68		1.60		1.64
Gold production — ounces		141,502		134,053		127,540
Production costs per ounce of gold produced ($ per ounce basis)		$734		$717		$648
Total cash costs per ounce of gold produced - co-product basis(iii)		$765		$684		$634
By-product metal revenues		—		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$765		$684		$634
Production costs per tonne	C$	46	C$	42	C$	41
Minesite costs per tonne(iv)	C$	47	C$	42	C$	41
Meliadine Mine
Revenues from mining operations		$677,713		$678,766		$569,063
Production costs		318,141		250,822		245,700
Operating margin(i)		$359,572		$427,944		$323,363
Amortization of property, plant and mine development		155,482		110,819		108,958
Gross profit(ii)		$204,090		$317,125		$214,405
Tonnes of ore milled		1,756,971		1,714,892		1,395,298
Gold — grams per tonne		6.83		7.37		7.35
Gold production — ounces		372,874		391,687		318,889
Silver production — thousands of ounces		35		30		27
Production costs per ounce of gold produced ($ per ounce basis)		$853		$682		$786
Total cash costs per ounce of gold produced - co-product basis(iii)(viii)		$865		$637		$776
By-product metal revenues		(2)		(3)		(2)
Total cash costs per ounce of gold produced - by-product basis(iii)(viii)		$863		$634		$774
Production costs per tonne	C$	232	C$	210	C$	244
Minesite costs per tonne(iv)(ix)	C$	234	C$	206	C$	240

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Meadowbank Complex	2022		2021		2020
Revenues from mining operations		$645,021		$592,835		$366,743
Production costs		442,681		408,863		284,976
Operating margin(i)		$202,340		$183,972		$81,767
Amortization of property, plant and mine development		117,068		111,508		70,015
Gross profit(ii)		$85,272		$72,464		$11,752
Tonnes of ore milled		3,739,419		3,570,491		2,602,827
Gold — grams per tonne		3.40		3.07		2.72
Gold production — ounces		373,785		324,808		209,413
Silver production — thousands of ounces		103		94		63
Production costs per ounce of gold produced ($ per ounce basis)		$1,184		$1,266		$1,436
Total cash costs per ounce of gold produced - co-product basis(iii)(x)		$1,216		$1,209		$1,411
By-product metal revenues		(6)		(8)		(7)
Total cash costs per ounce of gold produced - by-product basis(iii)(x)		$1,210		$1,201		$1,404
Production costs per tonne	C$	154	C$	145	C$	154
Minesite costs per tonne(iv)(xi)	C$	157	C$	143	C$	148
Hope Bay Project
Revenues from mining operations		$144		$115,439		$—
Production costs		—		83,118		—
Operating margin(i)		$144		$32,321		$—
Amortization of property, plant and mine development		—		11,238		—
Gross profit(ii)		$144		$21,083		$—
Tonnes of ore milled		—		227,739		—
Gold — grams per tonne		—		8.42		—
Gold production — ounces		—		56,229		—
Silver production — thousands of ounces		—		4		—
Production costs per ounce of gold produced ($ per ounce basis)		$—		$1,478		$—
Total cash costs per ounce of gold produced - co-product basis(iii)		$—		$1,064		$—
By-product metal revenues		—		(1)		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$—		$1,063		$—
Production costs per tonne	C$	—	C$	457	C$	—
Minesite costs per tonne(iv)	C$	—	C$	326	C$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Kittila Mine	2022		2021		2020
Revenues from mining operations		$407,669		$414,656		$372,132
Production costs		210,661		192,742		169,884
Operating margin(i)		$197,008		$221,914		$202,248
Amortization of property, plant and mine development		96,975		90,715		70,530
Gross profit(ii)		$100,033		$131,199		$131,718
Tonnes of ore milled		1,924,784		2,051,918		1,701,511
Gold — grams per tonne		4.13		4.19		4.38
Gold production — ounces		216,947		239,240		208,125
Silver production — thousands of ounces		13		11		11
Production costs per ounce of gold produced ($ per ounce basis)		$971		$806		$816
Total cash costs per ounce of gold produced - co-product basis(iii)		$981		$836		$806
By-product metal revenues		(1)		(1)		(1)
Total cash costs per ounce of gold produced - by-product basis(iii)		$980		$835		$805
Production costs per tonne		€103		€80		€87
Minesite costs per tonne(iv)		€101		€82		€86
Detour Lake Mine
Revenues from mining operations		$1,188,741		$—		$—
Production costs		489,703		—		—
Operating margin(i)		$699,038		$—		$—
Amortization of property, plant and mine development		200,360		—		—
Gross profit(ii)		$498,678		$—		$—
Tonnes of ore milled		22,781,511		—		—
Gold — grams per tonne		0.97		—		—
Gold production — ounces		651,182		—		—
Silver production — thousands of ounces		125		—		—
Production costs per ounce of gold produced ($ per ounce basis)		$752		$—		$—
Total cash costs per ounce of gold produced - co-product basis(iii)		$663		$—		$—
By-product metal revenues		(6)		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$657		$—		$—
Production costs per tonne	C$	28	C$	—	C$	—
Minesite costs per tonne(iv)	C$	25	C$	—	C$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Macassa Mine	2022		2021		2022
Revenues from mining operations		$327,028		$—		$—
Production costs		129,774		—		—
Operating margin(i)		$197,254		$—		$—
Amortization of property, plant and mine development		83,780		—		—
Gross profit(ii)		$113,474		$—		$—
Tonnes of ore milled		280,012		—		—
Gold - grams per tonne		20.47		—		—
Gold production - ounces		180,833		—		—
Silver production - thousands of ounces		17		—		—
Production costs per ounce of gold produced ($ per ounce basis)		$718		$—		$—
Total cash costs per ounce of gold produced - co-product basis(iii)		$684		$—		$—
By-product metal revenues		(1)		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$683		$—		$—
Production costs per tonne	C$	602	C$	—	C$	—
Minesite costs per tonne(iv)	C$	577	C$	—	C$	—
Fosterville Mine
Revenues from mining operations		$645,371		$—		$—
Production costs		204,649		—		—
Operating margin(i)		$440,722		$—		$—
Amortization of property, plant and mine development		65,074		—		—
Gross profit(ii)		$375,648		$—		$—
Tonnes of ore milled		523,507		—		—
Gold - grams per tonne		20.41		—		—
Gold production - ounces		338,327		—		—
Silver production - thousands of ounces		32		—		—
Production costs per ounce of gold produced ($ per ounce basis)		$605		$—		$—
Total cash costs per ounce of gold produced - co-product basis(iii)		$379		$—		$—
By-product metal revenues		(1)		—		—
Total cash costs per ounce of gold produced - by-product basis(iii)		$378		$—		$—
Production costs per tonne	A$	561	A$	—	A$	—
Minesite costs per tonne(iv)	A$	356	A$	—	A$	—

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

Pinos Altos Mine	2022	2021	2020
Revenues from mining operations	$199,830	$259,446	$244,283
Production costs	144,489	141,488	124,678
Operating margin(i)	$55,341	$117,958	$119,605
Amortization of property, plant and mine development	57,459	61,268	65,401
Gross (loss) profit(ii)	$(2,118)	$56,690	$54,204
Tonnes of ore processed	1,510,393	1,899,477	1,796,317
Gold — grams per tonne processed at the mill	2.07	2.20	2.25
Gold production — ounces	96,522	126,932	114,798
Silver production — thousands of ounces	1,014	1,285	1,607
Production costs per ounce of gold produced ($ per ounce basis)	$1,497	$1,115	$1,086
Total cash costs per ounce of gold produced - co-product basis(iii)	$1,477	$1,110	$1,050
By-product metal revenues	(228)	(252)	(301)
Total cash costs per ounce of gold produced - by-product basis(iii)	$1,249	$858	$749
Production costs per tonne	$96	$75	$69
Minesite costs per tonne(iv)	$94	$75	$66
Creston Mascota Mine
Revenues from mining operations	$4,476	$27,784	$77,762
Production costs	1,943	8,165	35,088
Operating margin(i)	$2,533	$19,619	$42,674
Amortization of property, plant and mine development	—	334	14,577
Gross profit(ii)	$2,533	$19,285	$28,097
Tonnes of ore processed	—	—	525,650
Gold — grams per tonne	—	—	2.00
Gold production — ounces	2,630	12,801	38,599
Silver production — thousands of ounces	7	105	558
Production costs per ounce of gold produced ($ per ounce basis)	$739	$638	$909
Total cash costs per ounce of gold produced - co-product basis(iii)	$853	$636	$867
By-product metal revenues	(60)	(228)	(262)
Total cash costs per ounce of gold produced - by-product basis(iii)	$793	$408	$605
Production costs per tonne	$—	$—	$67
Minesite costs per tonne(iv)(xii)	$—	$—	$54

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

La India Mine	2022	2021	2020
Revenues from mining operations	$135,219	$117,875	$147,299
Production costs	76,226	60,381	68,137
Operating margin(i)	$58,993	$57,494	$79,162
Amortization of property, plant and mine development	49,373	45,910	44,671
Gross profit(ii)	$9,620	$11,584	$34,491
Tonnes of ore processed	5,101,814	6,018,341	5,525,514
Gold — grams per tonne	0.59	0.56	0.67
Gold production — ounces	74,672	63,529	84,974
Silver production — thousands of ounces	77	48	65
Production costs per ounce of gold produced ($ per ounce basis)	$1,021	$950	$802
Total cash costs per ounce of gold produced - co-product basis(iii)	$1,078	$959	$803
By-product metal revenues	(22)	(20)	(15)
Total cash costs per ounce of gold produced - by-product basis(iii)	$1,056	$939	$788
Production costs per tonne	$15	$10	$12
Minesite costs per tonne(iv)	$16	$10	$12

Notes:

(i)	Operating margin is calculated as revenues from mining operations less production costs.
(ii)	Gross (loss) profit is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Gross profit is calculated by deducting amortization of property plant and mine development from operating margin. The measure represents the amount of revenues in excess of production costs and amortization of property plant and mine development and is used by management to assess past operational profitability and performance of the mining operations. Management also uses these measures to, and believes it is useful to investors so they can monitor the performance of the Company’s mining operations. Management is aware, and investors should note, that the gross profit measure of performance can be impacted by fluctuations in processing levels, costs of gold produced and metal prices, management compensates for this inherent limitation by using this measure in conjunction with conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Refer to “Note to Investors Concerning Certain Measures of Performance” and “Non-Gaap Financial Performance Measures - operating margin” in this MD&A for additional details.
(iii)	The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Refer to “Note to Investors Concerning Certain Measures of Performance” and “Non-Gaap Financial Performance Measures - Total Cash Costs Per Ounce of Gold Produced and Minesite cost per tonne” in this MD&A for additional details.
(iv)	Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Refer to “Note to Investors Concerning Certain Measures of Performance” and “Non-Gaap Financial Performance Measures - Total Cash Costs Per Ounce of Gold Produced and Minesite cost per tonne” in this MD&A for additional details.
(v)	The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex.
(vi)	The Canadian Malartic complex' cost calculations per ounce of gold produced for the year ended December 31, 2020 exclude 18,930 ounces of payable production of gold, which were produced prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(vii)	The Canadian Malartic complex’ cost calculations per tonne for the year ended December 31, 2020 exclude 731,309 tonnes, which were processed prior to the achievement of commercial production at the Barnat deposit on September 30, 2020.
(viii)	The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2021 excludes 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2020 excludes 6,491 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Tiriganiaq open pit on August 15, 2021.
(ix)	The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2021 excludes 213,867 tonnes of ore from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2020 excludes 49,504 tonnes which were processed during this period prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.
(x)	The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2021 excludes 1,956 ounces of payable production of gold which were produced prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022. The Meadowbank Complex’s cost calculations per ounce of gold produced for the year ended December 31, 2020 excludes 10,995 ounces of payable production of gold which were produced prior to the achievement of commercial production at the IVR deposit on December 31, 2020.
(xi)	The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2021 excludes 14,299 tonnes of ore which were processed prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022. The Meadowbank Complex’s cost calculations per tonne for the year ended December 31, 2020 excludes 121,317 tonnes which were processed prior to the achievement of commercial production at the IVR deposit on December 31, 2020.
(xii)	The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2022 excludes approximately $2.2 million of production costs incurred during the year ended December 31, 2022 following the cessation of mining activities at the Bravo pit during the third quarter of

AGNICO EAGLE MINES LIMITED

THREE YEAR FINANCIAL AND OPERATING SUMMARY

(thousands of United States dollars, except where noted)

2020. The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2021 excludes approximately $7.8 million of production costs incurred during the three months ended December 31, 2021 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.The Creston Mascota mine’s cost calculation per tonne for the year ended December 31, 2020 excludes approximately $4.4 million of production costs incurred during the three months ended December 31, 2020 following the cessation of mining activities at the Bravo pit during the third quarter of 2020.